                                                    REGISTRATION NOS. 333-

                                                                        811-5166
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                       PRE-EFFECTIVE AMENDMENT NO.
                     POST-EFFECTIVE AMENDMENT NO.       [X]
                                     AND/OR
                        REGISTRATION STATEMENT UNDER THE
                      INVESTMENT COMPANY ACT OF 1940   [X]

                               AMENDMENT NO.
                       (CHECK APPROPRIATE BOX OR BOXES.)

                            ------------------------

                        MONY AMERICA VARIABLE ACCOUNT A
                           (EXACT NAME OF REGISTRANT)

                          MONY LIFE INSURANCE COMPANY
                                   OF AMERICA
                              (NAME OF DEPOSITOR)

                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)
        DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE (212) 708-2000

                                 EDWARD P. BANK
                   VICE PRESIDENT AND DEPUTY GENERAL COUNSEL
                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                            ------------------------

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement. It is proposed that this filing will become effective: (check appropriate box)
                [ ] immediately upon filing pursuant to paragraph (b) of Rule
                485
                [ ]         pursuant to paragraph (b) of Rule 485
                [ ] 60 days after filing pursuant to paragraph (a)(1) of Rule
                485
                [ ] on              pursuant to paragraph (a)(1) of Rule 485.

    If appropriate, check the following box:
                [ ] this post-effective amendment
                    designates a new effective date for
                    a previously filed post-effective
                    amendment.

    TITLE OF SECURITIES BEING REGISTERED: Flexible Payment Variable Annuity Contracts

    Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

    STATEMENT PURSUANT TO RULE 24f-2

    The Registrant registers an indefinite number or amount of its flexible payment variable annuity contracts under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Rule 24f-2 notice for the Registrant's fiscal year ending December 31, 1997 was filed on March 31, 1998.
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                             CROSS REFERENCE SHEET

                             (REQUIRED BY RULE 495)

                                     PART A

ITEM NO.                                                                      LOCATION
--------                                                                      --------
   1.      Cover Page......................................  Cover Page
   2.      Definitions.....................................  Definitions
   3.      Synopsis........................................  Synopsis
   4.      Condensed Financial Information.................  Condensed Financial Information
   5.      General Description of Registrant, Depositor,
           and Portfolio Companies.........................  MONY Life Insurance Company of America;
                                                             MONY America Variable Account A; The
                                                             Funds; Charges and Deductions
   6.      Deductions and Expenses.........................  Charges and Deductions
   7.      General Description of Variable Annuity
           Contracts.......................................  Payment and Allocation of Purchase
                                                             Payments; Other Provisions
   8.      Annuity Period..................................  Annuity Provisions
   9.      Death Benefit...................................  Death Benefit; Annuity Provisions
  10.      Purchases and Contract Value....................  Payment and Allocation of Purchase
                                                             Payments
  11.      Redemptions.....................................  Surrenders
  12.      Taxes...........................................  Federal Tax Status
  13.      Legal Proceedings...............................  Legal Proceedings
  14.      Table of Contents of Statement of Additional
           Information.....................................  Table of Contents of Statement of
                                                             Additional Information

                                                PART B

                     Information Required in a Statement of Additional Information
  15.      Cover Page......................................  Cover Page
  16.      Table of Contents...............................  Table of Contents
  17.      General Information and History.................  MONY Life Insurance Company of America
  18.      Services........................................  Not Applicable
  19.      Purchase of Securities Being Offered............  Not Applicable
  20.      Underwriters....................................  Prospectus -- MONY Life Insurance Company
                                                             of America
  21.      Calculation of Performance Data.................  Performance Data
  22.      Annuity Payments................................  Not Applicable
  23.      Financial Statements............................  Financial Statements

                                                PART C

       Information related to the following Items is set forth under the appropriate Item, so numbered, in
                                                                 Part C to this Registration Statement.
  24.      Financial Statements and Exhibits
  25.      Directors and Officers of the Depositor
  26.      Persons Controlled by or Under Common Control with the Depositor or Registrant
  27.      Number of Contractowners
  28.      Indemnification
  29.      Principal Underwriters
  30.      Location of Accounts and Records
  31.      Management Services
  32.      Undertakings

PROSPECTUS

                            DATED SEPTEMBER 1, 1998

             INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS
                                   ISSUED BY

                        MONY AMERICA VARIABLE ACCOUNT A
                     MONY LIFE INSURANCE COMPANY OF AMERICA

     The Individual Flexible Payment Variable Annuity Contracts (the "Contracts") described in this Prospectus provide for accumulation on a variable basis and payment of annuity benefits. The Contracts are designed for use by individuals for retirement accumulations including for funding plans that may or may not qualify for special federal income tax treatment. In addition, pension and retirement plans may purchase the Contracts if they receive favorable tax treatment under Sections 401, 403 (other than section 403 (b)), 408, 408A or 457 of the Internal Revenue Code. (See "Definitions -- Qualified Plans" at page 2.)

     At the election of the Owner, purchase payments for the Contracts will be allocated to either (i) a segregated investment account of MONY Life Insurance Company of America (the "Company"), which account has been designated MONY America Variable Account A (the "Variable Account"), or (ii) the Guaranteed Interest Account, which is a part of the Company's General Account or to both as the Owner may determine. The Variable Account purchases shares of MONY Series Fund, Inc. and Enterprise Accumulation Trust at their net asset value. (See "The Funds" at page 9.) Upon the issuance of the Contract, interest will be credited until the end of the Right to Return Contract Period on payments received before the end of the Right to Return Contract Period. Interest will be credited at a rate declared by the Company, but not less than 3.5% per year. After expiration of the Right to Return Contract Period, the Fund Value of the Contract will automatically be transferred to one or more of the Subaccounts of the Variable Account in accordance with the instructions of the Owner. (See "PAYMENT AND ALLOCATION OF PREMIUMS" at page 12.) Owners bear the complete investment risk for all amounts allocated to the Variable Account. This Prospectus generally describes only the variable features of the Contract. (For a summary of the Guaranteed Interest Account, see "Guaranteed Interest Account" at page 11.) A separate prospectus describes the market value adjustment provision of the Contract. This Prospectus sets forth the basic information that a prospective purchaser should know before investing. Please keep this Prospectus for future reference.

     A Statement of Additional Information dated September 1, 1998, incorporated herein by reference, and containing additional information about the Contracts, has been filed with the Securities and Exchange Commission. The Statement of Additional Information is available from the Company without charge upon written request to the address shown on the request form on page 33 of this Prospectus or by telephoning 1-800-487-6669. The Table of Contents of the Statement of Additional Information can be found on page 33 of this Prospectus.

     This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Contracts in any jurisdiction in which such may not be lawfully made.

     In pursuing its investment objective, the High-Yield Bond Subaccount purchases shares of the High Yield Bond Portfolio which may invest significantly in lower rated bonds, commonly referred to as "Junk Bonds." Bonds of this type are considered to be speculative with regard to the payment of interest and return of principal. Investment in these types of securities have special risks and therefore, may not be suitable for all investors. Investors should carefully assess the risks associated with allocating purchase payments to this subaccount.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION, OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
   PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED (OR PRECEDED) BY A CURRENT PROSPECTUS
    FOR MONY SERIES FUND, INC., ENTERPRISE ACCUMULATION TRUST, AND MONY LIFE
                         INSURANCE COMPANY OF AMERICA.

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 1-800-487-6669

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Definitions.................................................    1
Synopsis....................................................    3
Condensed Financial Information.............................    8
The Company and the Variable Account........................    9
  MONY Life Insurance Company of America....................    9
  Year 2000 Issue...........................................    9
  MONY America Variable Account A...........................    9
  The Funds.................................................   10
Guaranteed Interest Account.................................   12
Payment and Allocation of Purchase Payments.................   13
  Issuance of the Contract..................................   13
  Right to Return Contract Provision........................   14
  Allocation of Purchase Payments and Fund Value............   14
  Termination of the Contract...............................   17
Surrenders..................................................   17
Loans.......................................................   18
Death Benefit...............................................   18
  Death Benefit Provided by the Contract....................   18
  Optional Enhancement Death Benefit........................   19
  Election and Effective Date of Election...................   19
  Payment of Death Benefit..................................   19
Charges and Deductions......................................   19
  Deductions from Payments..................................   19
  Charges Against Fund Value................................   20
  Mortality and Expense Risk Charge.........................   22
  Taxes.....................................................   22
  Investment Advisory Fee...................................   22
Annuity Provisions..........................................   24
  Annuity Starting Date.....................................   24
  Election and Change of Settlement Option..................   24
  Settlement Options........................................   24
  Frequency of Annuity Payments.............................   25
  Additional Provisions.....................................   25
Other Provisions............................................   26
  Ownership.................................................   26
  Provision Required by Section 72(s) of the Code...........   26
  Provision Required by Section 401(a)(9) of the Code.......   26
  Secondary Annuitant.......................................   27
  Assignment................................................   27
  Change of Beneficiary.....................................   28
  Substitution of Securities................................   28
  Modification of the Contracts.............................   28
  Change in Operation of Variable Accounts..................   28
Voting Rights...............................................   28
Distribution of the Contracts...............................   29

                                                              PAGE
                                                              ----
Federal Tax Status..........................................   30
  Introduction..............................................   30
  Tax Treatment of the Company..............................   30
  Taxation of Annuities in General..........................   30
  Retirement Plans..........................................   31
Performance Data............................................   32
Additional Information......................................   32
Legal Proceedings...........................................   33
Financial Statements........................................   33
Table of Contents of Statement of Additional Information....   34

                                  DEFINITIONS

     ADMINISTRATIVE OFFICE -- The Company's administrative office at 1740 Broadway, New York, N.Y. 10019. "Home Office" also includes the Company's Operations Center at 1 MONY Plaza, Syracuse, N.Y. 13221.

     AGE -- The person's age as of his or her last birthday on the Effective Date, increased by the number of complete Contract Years elapsed.

     ANNUITANT -- The person upon whose continuation of life any annuity payment depends.

     ANNUITY STARTING DATE -- The date on which annuity payments are to begin.

     BENEFICIARY -- The party entitled to receive benefits payable at the death of the Annuitant or (if applicable) the Secondary Annuitant.

     BUSINESS DAY -- Each day that the New York Stock Exchange is open for trading or any other day on which there is sufficient trading in the securities of a Portfolio of the Fund on a national or international securities exchange to affect materially the value of the Units of the corresponding Subaccount.

     CASH VALUE -- The Fund Value of the Contract, less (1) any applicable surrender charges, (2) any market value adjustments, and (3) outstanding loan balance including accrued interest, if any.

     COMPANY -- MONY Life Insurance Company of America.

     CONTRACT -- The Flexible Payment Variable Annuity Contract offered by the Company and described in this Prospectus.

     CONTRACT ANNIVERSARY -- An anniversary of the Effective Date of the
Contract.

     CONTRACT YEAR -- Any period of twelve (12) months commencing with the Effective Date and each Contract Anniversary thereafter.

     EFFECTIVE DATE -- The date the contract goes into effect as shown in the Contract.

     ENTERPRISE ACCUMULATION TRUST -- The Enterprise Accumulation Trust, a Massachusetts business trust.

     FUND VALUE -- The aggregate dollar value as of any Business Day of all amounts accumulated under each of the Subaccounts, the Guaranteed Interest Account, and the Loan Account of the Contract. If the term Fund Value is preceded or followed by the terms Subaccount(s), the Guaranteed Interest Account, and the Loan Account, or any one of more of those terms, Fund Value means only the Fund Value of the Subaccount, the Guaranteed Interest Account, or the Loan Account, as the context requires.

     FUNDS -- MONY Series Fund, Inc. and Enterprise Accumulation Trust.

FREE PARTIAL SURRENDER AMOUNT:

     For Non-qualified Contracts -- An amount, up to 10 percent of the Fund Value of the Subaccount(s) and the Guaranteed Interest Account (not the Loan Account) at the beginning of the Contract Year, that may be surrendered without the imposition of a Surrender Charge. For the purposes of the Free Partial Surrender Amount only, Non-Qualified Contracts include Contracts issued for IRAs and SEP-IRAs.

     For Qualified Contracts -- An amount, up to the greater of $10,000 (but not more than the Fund Value of the Subaccount(s) and the Guaranteed Interest Account or 10 percent of the Fund Value of the Subaccount(s) and the Guaranteed Interest Account at the beginning of the Contract Year, that may be surrendered without the imposition of a Surrender Charge. Fund Value for this purpose means only the Fund Value of the Subaccounts and the Guaranteed Interest Account (not the Loan Account). For the purposes of the Free Partial Surrender Amount only, Qualified Contracts exclude Contracts issued for IRAs and SEP-IRAs.

     GUARANTEED INTEREST ACCOUNT -- A part of the Company's general account, the Guaranteed Interest Account pays interest at a rate declared by the Company, which the Company guarantees will not be less than 3.5%.

     LOAN ACCOUNT -- A part of the Company's general account, the Loan Account pays interest at a rate not less than 3.5% per year. For those contracts that have a loan provision, an amount equal to the loan requested is transferred from one or more of the Subaccounts and/or the Guaranteed Interest Account as determined by the Owner, subject to the provisions of the Contract, to the Loan Account as security for the loan.

     MARKET VALUE ADJUSTMENT -- An amount added to or deducted from the amount surrendered or transferred from the Guaranteed Interest Account.

     MONY SERIES FUND -- MONY Series Fund, Inc., a Maryland Corporation.

     NET PURCHASE PAYMENT -- An amount equal to a Purchase Payment, less any deduction for premium or similar taxes.

     NON-QUALIFIED CONTRACTS -- Contracts issued under Non-Qualified Plans.

     NON-QUALIFIED PLANS -- Retirement Plans that do not receive favorable tax treatment under Sections 401, 403, 408, or 457 of the Internal Revenue Code.

     OPERATIONS CENTER -- The administrative office of the Company located at 1 MONY Plaza, Syracuse, New York 13221.

     OUTSTANDING DEBT -- Total loan balance plus any accrued loan interest.

     OWNER -- The person so designated in the application. If a Contract has been absolutely assigned, the assignee becomes the Owner. A collateral assignee is not the Owner.

     PORTFOLIO -- A separate investment portfolio of the Funds.

     PURCHASE PAYMENT (PAYMENT) -- An amount paid to the Company by the Owner or on the Owner's behalf as consideration for the benefits provided by the Contract.

     QUALIFIED CONTRACTS -- Contracts issued under Qualified Plans.

     QUALIFIED PLANS -- Retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

     RIGHT TO RETURN CONTRACT PERIOD -- A period which follows the application for the Contract and its issuance to the Owner. The period runs to the date which is 10 days (or longer in certain states) after the Owner receives the Contract. During the Right to Return Contract Period, the Owner may cancel the Contract and receive the amount provided for under the terms of the Contract.

     SECONDARY ANNUITANT -- The party designated by the Owner to become the Annuitant, subject to certain conditions, on the death of the Annuitant.

     SUBACCOUNT -- A subdivision of the Variable Account. Each Subaccount invests exclusively in the shares of a corresponding Portfolio of the Fund.

     SUCCESSOR OWNER -- The living person who, at the death of the Owner, becomes the new Owner.

     SURRENDER CHARGE -- A contingent deferred sales charge that may be applied against amounts surrendered. (See "Charges Against Fund Value -- Surrender Charge" at page 19.)

     UNIT -- The measure by which the Contract's interest in each Subaccount is determined.

     VARIABLE ACCOUNT -- A separate investment account of the Company, designated as MONY America Variable Account A, to which Net Purchase Payments will be allocated.

                                    SYNOPSIS

THE CONTRACTS

     The Individual Flexible Payment Variable Annuity Contracts (the "Contracts") described in this Prospectus provide for the accumulation of values on a variable basis or a guaranteed interest basis or a combination of both and the payment of annuity benefits. The Contracts are designed for use in connection with personal retirement plans, some of which (the "Qualified Plans") may qualify for federal income tax advantages available under Sections 401, 403 (other than Section 403(b)), 408, 408A and 457 of the Internal Revenue Code (the "Code").

THE VARIABLE ACCOUNT

     Net Purchase Payments for the Contracts will be allocated at the Owner's option to Sub-accounts, made available therefor in accordance with the terms of the Contracts, of a segregated investment account of MONY Life Insurance Company of America (the "Company"), which account has been designated MONY America Variable Account A (the "Variable Account") or to the Guaranteed Interest Account, which is a part of the Company's general account and consists of all the Company's assets other than assets allocated to segregated investment accounts of the Company, including the Variable Account. The Subaccounts of the Variable Account invest in shares of MONY Series Fund, Inc. (the "MONY Series Fund") and The Enterprise Accumulation Trust (the "Accumulation Trust") (the MONY Series Fund and the Accumulation Trust are collectively called the "Funds") at their net asset value. (See "The Funds" at page 9.) Owners bear the entire investment risk for all amounts allocated to the Variable Account. Net Purchase Payments allocated to the Guaranteed Interest Account will be credited with interest at rates guaranteed by the Company for specified periods. (See "Guaranteed Interest Account" at page 11.)

PURCHASE PAYMENTS

     For Non-Qualified Plans and individual retirement accounts and annuities purchased by individuals under Section 408 of the Code (other than Simplified Employee Pensions), the minimum initial Purchase Payment for the Contract is $2,000, except that the minimum initial Purchase Payment for individuals is $600 if Purchase Payments are made through automatic checking account withdrawals. For H.R. 10 plans, certain corporate or association retirement plans, Simplified Employee Pensions under Section 408 of the Code, and annuity purchase plans sponsored by certain tax-exempt organizations, governmental entities, or public school systems, the minimum initial Purchase Payment is $600. Additional Purchase Payments may be made at any time. Different limits apply where certain automatic payment plans are used. (See "Issuance of the Contract" at page 12.) The Company may change any of these requirements in the future.

DEDUCTIONS FROM PURCHASE PAYMENTS

     Deductions may be made from Purchase Payments for premium or similar taxes. Currently, the Company makes no such deduction, but may do so with respect to future payments. The amount of the deduction will vary from state to state, but will generally range from 0 percent to 3.5 percent of Payments. In the event that the Company will begin to make deductions for such tax from future Purchase Payments, it will give notice to each affected Owner.

RIGHT TO RETURN CONTRACT PROVISION

     Within 10 days (or longer in certain states) of the day the Contract is delivered to the Owner, it may be returned to the Company or to the agent through whom it was purchased. When the Contract is received by the Company, it will be voided as if it had never been in force. The amount to be refunded is equal to all Purchase Payments received.

SURRENDER CHARGE

     A contingent deferred sales charge (called a "Surrender Charge") will be imposed upon requests for surrenders or commencement of annuity benefits during the first 8 contract years. In addition, the Contract details certain other circumstances under which a surrender charge will not be imposed. The Surrender Charge is intended to reimburse the Company for expenses incurred that are related to sales of the Contract. In no event will the aggregate Surrender Charge exceed 7 percent of the total Fund Value. (See "Charges Against Fund Value -- Surrender Charge" at page 19.)

     The Surrender Charge, which otherwise would have been deducted, will not be deducted to the extent necessary to permit the Contractholder to obtain during a contract year, for Qualified Contracts (other than Contracts issued for IRA and SEP-IRA) an amount up to the greater of $10,000 (but not more than the Contract's Fund Value of the subaccounts and the Guaranteed Interest Account) or 10 percent of the Contract's Fund Value of the subaccounts and the Guaranteed Interest Account on the first day of the contract year; and for Non-qualified Contracts (and Contracts issued for IRA and SEP-IRA), an amount up to 10% of the Contract's Fund Value of the subaccounts and the Guaranteed Interest Account on the first day of the contract year. Contract Fund Value for this purpose means the Fund Value at the beginning of the contract year in the sub-accounts and the Guaranteed Interest Account (the Loan Account, if any).

MORTALITY AND EXPENSE RISK CHARGE

     A Mortality and Expense Risk Charge is deducted daily from the net assets of the Variable Account for mortality and expense risks assumed by the Company (See "Mortality and Expense Risk Charge" at page 21.)

TRANSFER CHARGE

     Contract value may be transferred. A transfer charge is not currently imposed, but the Company has reserved the right to impose a charge for each transfer, which will not exceed $25 per transfer. If imposed, the transfer charge will be deducted from the Contract's Fund Value. (See "Charges Against Fund Value -- Transfer Charge" at page 21.)

MARKET VALUE ADJUSTMENT

     A Market Value Adjustment will be imposed on transfers or surrenders (partial or full) from the Guaranteed Interest Account. The adjustment can be either a positive or negative assessment. The Market Value Adjustment reflects the difference between the rate(s) then being credited to amounts allocated to the Guaranteed Interest Account and the currently declared rate applicable to new payments to the Guaranteed Interest Account. No adjustment is made for amount withdrawn or transferred within 30 days before the end of the accumulation period, nor to benefits paid as a result of the death of the Annuitant. A Market Value Adjustment will be imposed on benefits paid as a result of the death of the Owner. The Guaranteed Interest Account and its market value adjustment feature are described in a separate prospectus which accompanies this Prospectus.

ANNUAL CONTRACT CHARGE

     On each Contract Anniversary prior to the Annuity Starting Date, the Company deducts an Annual Contract Charge from the Fund Value, to reimburse the Company for administrative expenses relating to the maintenance of the Contract. The charge is currently $0, but the Company may in the future change the amount of the charge. The charge will never, however, exceed $50. (See "Charges Against Fund Value -- Annual Contract Charge" at page 20.)

DEATH BENEFIT

     In the event of death of the Annuitant (and the Secondary Annuitant, if one has been named) prior to the Annuity Starting Date, the Company will pay a death benefit to the Beneficiary. If death of the Annuitant occurs after the Annuity Starting Date, no death benefit will be payable except as may be payable under the settlement option selected. (See "Death Benefit" at page 18.)

TAX UPON SURRENDER

     Amounts withdrawn may be subject to income tax. In addition, a penalty tax may be payable pursuant to the Internal Revenue Code on withdrawal of amounts accumulated under any annuity contract. (See "FEDERAL TAX STATUS" at page 28.)

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                        MONY AMERICA VARIABLE ACCOUNT A
               TABLE OF FEES FOR THE YEAR ENDED DECEMBER 31, 1997

CONTRACTOWNER TRANSACTION EXPENSES:

Maximum Deferred Sales Load (Surrender Charge) (as a
  percentage of fund value.)................................     7%*
Annual Contract Charge:.....................................    $0
Separate Account Annual Expenses:
  Mortality and Expense Risk Fees...........................  1.25%**

ANNUAL EXPENSES OF MONY SERIES FUND, INC. AND ENTERPRISE ACCUMULATION TRUST:

                             MONY SERIES FUND, INC.

         PRO FORMA ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1997
                    (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                              LONG TERM    GOVERNMENT
                                         INTERMEDIATE TERM      BOND       SECURITIES    MONEY MARKET
                                          BOND PORTFOLIO      PORTFOLIO    PORTFOLIO      PORTFOLIO
                                         -----------------    ---------    ----------    ------------
Expenses (After reimbursement)***......         .16%             .12%         .25%           .09%
Management Fees........................         .50%****         .50%****     .50%****       .40%
                                                ---              ---          ---            ---
Total MONY Series Fund, Inc.
  Annual Expenses......................         .66%             .62%         .75%           .49%
                                                ===              ===          ===            ===

                         ENTERPRISE ACCUMULATION TRUST

              ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1997
                    (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                  HIGH        SMALL
                                         SMALL                  INTERNATIONAL     YIELD      COMPANY       EQUITY
                            EQUITY        CAP        MANAGED       GROWTH         BOND        GROWTH       INCOME        GROWTH
                           PORTFOLIO   PORTFOLIO+   PORTFOLIO     PORTFOLIO     PORTFOLIO   PORTFOLIO    PORTFOLIO++   PORTFOLIO
                           ---------   ----------   ---------   -------------   ---------   ---------    -----------   ---------
Expenses.................    .04%         .06%        .03%           .34%         .17%
Management Fees..........    .80%         .80%        .73%           .85%         .60%
                             ----         ----        ----          -----         ----         ----         ----          ----
Total Accumulation
  Trust Annual Expenses
  (After
  Reimbursement).........    .84%+++      .86%+++     .76%+++       1.19%+++      .77%+++
                             ====         ====        ====          =====         ====         ====         ====          ====

                                            GROWTH
                             CAPITAL          AND
                           APPRECIATION     INCOME
                           PORTFOLIO++    PORTFOLIO++
                           ------------   -----------
Expenses.................
Management Fees..........
                               ----          ----
Total Accumulation
  Trust Annual Expenses
  (After
  Reimbursement).........
                               ====          ====

---------------
* The Surrender Charge percentage, which reduces to zero as shown in the table on page 6, is determined by the number of Contract Anniversaries since the Effective date of the Contract.

     Surrender Charge Percentage Table

                       # OF CONTRACT                            SURRENDER
                       ANNIVERSARIES                              CHARGE
                    SINCE EFFECTIVE DATE                        PERCENTAGE
                    --------------------                        ----------
     0......................................................      7  %
     1......................................................      7
     2......................................................      6
     3......................................................      6
     4......................................................      5
     5......................................................      4
     6......................................................      3
     7......................................................      2
     8 (or more)............................................      0

---------------
     The Surrender Charge may be reduced under certain circumstances which include reduction in order to guarantee that certain amounts may be received free of surrender charge. See "Charges against Fund Value -- Free Partial Surrender Amount" at page 20.

  ** The Mortality and Expense Risk charge is deducted at a current daily rate equivalent to an annual rate of 1.25 percent (and is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.35 percent) from the value of the net assets of the Separate Account.

 *** Expenses reflect the reallocation of the fees and expenses associated with the computation of the net asset value of the Fund from MONY America to the Fund which became effective on and after October 14, 1997. The table reflects the impact of the reallocation of fees and expenses as if the reallocation had become effective on and after January 1, 1997. Expenses also includes custodial credit percentages as follows: Intermediate Term Bond -- .0080%; Long Term Bond -- .0043%; Government Securities -- .0169%; and Money Market -- .0048% .

**** Management Fees reflect investment advisory fees of .50% which became effective on and after October 14, 1997. Prior thereto, the investment advisory fees were .40%. The table reflects the impact of the increased fees as if they increase had become effective on and after January 1, 1997.
     (See "CHARGES AND DEDUCTIONS -- Investment Advisory Fee" at page   .)

  + The name, but not the investment objectives or policies, of the Small Cap
    Portfolio was changed effective May 1, 1998 to the Small Company Value Portfolio.

 ++ The Sub-accounts corresponding to these Portfolios first became available for allocation in
    -------------, 1998.

+++ These expenses reflect expense reimbursements in effect on May 1, 1995.
    Absent these expense reimbursements, expenses would have been as follows:
    Equity -- .81%; Small Cap-- .84%; Managed -- .74%; International
    Growth -- 1.38%; and High Yield Bond -- .94%. The Equity, Small Cap, and Managed Portfolio reimbursements relate to mutual fund accounting expense.

     The purpose of the Table of Fees beginning on page 5 is to assist the Owner in understanding the various costs and expenses that the Owner will bear, directly or indirectly. The table reflects the expenses of the separate account as well as of the MONY Series Fund, Inc. and the Enterprise Accumulation Trust. MONY Series Fund, Inc. and Enterprise Accumulation Trust have provided information relating to their respective operations. The expenses borne by the Separate Account are explained under the caption "Charges and Deductions" at page 19 of this Prospectus. The expenses borne by the MONY Series Fund, Inc. are explained under the caption "Investment Management Arrangements and Expenses" at page 19 of the accompanying prospectus for MONY Series Fund, Inc. The expenses borne by the Enterprise Accumulation Trust assume that the expense reimbursements in effect on and after May 1, 1990 for the Equity, Small Cap, and Managed Portfolios which limit the total annual expenses to 1.00% of average net assets and expense reimbursements which, on and after November 16, 1994 (commencement of operations), limit the total annual expenses of the International Growth Portfolio to 1.55% of average net assets and the High Yield Bond Portfolio to .85% of average net assets, will continue throughout the period shown and are explained under the caption "Management of the Fund" at page 14 of the accompanying prospectus for the Accumulation Trust. The table does not reflect income taxes or penalty taxes which may become payable under the Internal Revenue Code or premium or other taxes which may be imposed under state or local laws.

EXAMPLE

     If you surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                               AFTER      AFTER       AFTER        AFTER
                 SUBACCOUNT                    1 YEAR    3 YEARS     5 YEARS     10 YEARS
                 ----------                    ------    --------    --------    ---------
Equity.......................................   $85        $122        $162        $252
Small Company Value..........................   $85        $123        $163        $254
Managed......................................   $84        $120        $158        $244
International Growth.........................   $89        $133        $179        $288
Small Company Growth.........................
Equity Income................................
Growth.......................................
Growth and Income............................
Capital Appreciation.........................
High Yield Bond..............................   $84        $120        $159        $245
Intermediate Term Bond.......................   $82        $112        $145        $218
Long Term Bond...............................   $81        $111        $144        $216
Government Securities........................   $82        $113        $147        $223
Money Market.................................   $81        $111        $142        $213

     If you annuitize at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                               AFTER      AFTER       AFTER        AFTER
                 SUBACCOUNT                    1 YEAR    3 YEARS     5 YEARS     10 YEARS
                 ----------                    ------    --------    --------    ---------
Equity.......................................   $85        $122        $117        $252
Small Company Value..........................   $85        $123        $118        $254
Managed......................................   $84        $120        $113        $244
International Growth.........................   $89        $133        $135        $288
Small Company Growth.........................
Equity Income................................
Growth.......................................
Growth and Income............................
Capital Appreciation.........................
High Yield Bond..............................   $84        $120        $114        $255
Intermediate Term Bond.......................   $82        $112        $101        $218
Long Term Bond...............................   $81        $111        $100        $216
Government Securities........................   $82        $113        $103        $223
Money Market.................................   $81        $111         $98        $213

     If you do not surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                               AFTER      AFTER       AFTER        AFTER
                 SUBACCOUNT                    1 YEAR    3 YEARS     5 YEARS     10 YEARS
                 ----------                    ------    --------    --------    ---------
Equity.......................................   $22         $69        $117        $252
Small Company Value..........................   $22         $69        $118        $254
Managed......................................   $21         $66        $113        $244
International Growth.........................   $26         $79        $135        $288
Small Company Growth.........................
Equity Income................................
Growth.......................................
Growth and Income............................
Capital Appreciation.........................
High Yield Bond..............................   $22         $66        $114        $245
Intermediate Term Bond.......................   $19         $58        $101        $218
Long Term Bond...............................   $19         $58        $100        $216
Government Securities........................   $19         $60        $103        $223
Money Market.................................   $18         $57         $98        $213

     The examples above should not be considered a representation of past or future expenses, and actual expenses may be greater or lesser than those shown. All Variable Account expenses as well as portfolio company (MONY Series Fund and the Accumulation Trust) expenses, net of expense reimbursements, are reflected in the examples. Not reflected in the examples which assume surrender at the end of each time period are income taxes and penalty taxes which may become payable under the Internal Revenue Code or premium or other taxes which may be imposed under state or local laws.

                        CONDENSED FINANCIAL INFORMATION

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                        MONY AMERICA VARIABLE ACCOUNT A
                            ACCUMULATION UNIT VALUES

                                                                              UNIT VALUE
                                    -----------------------------------------------------------------------------------------------
                                                 DEC. 31,    DEC. 31,    DEC. 31,    DEC. 31,    DEC. 31,    DEC. 31,     DEC. 31,
            SUBACCOUNT              INCEPTION*     1988        1989        1990        1991        1992        1993         1994
            ----------              ----------   ---------   ---------   ---------   ---------   ---------   ---------   ----------
Equity............................    $10.00        $10.15      $12.29      $11.87      $15.40      $17.94      $19.11       $19.60
Small Cap.........................     10.00         10.19       11.91       10.61       15.53       18.64       22.01        21.73
Intermediate Term Bond............     10.00         10.29       11.35       11.99       13.66       14.43       15.37        14.95
Long Term Bond....................     10.00         10.15       11.74       12.32       14.32       15.39       17.36        16.09
Managed...........................     10.00         10.39       13.61       12.96       18.71       21.93       23.91        24.22
Money Market......................     10.00         10.58       11.35       12.10       12.64       12.91       13.11        13.45
Government Securities.............     10.00            --          --          --          --          --          --        10.04
International Growth..............     10.00            --          --          --          --          --          --         9.91
Small Company Growth..............
Equity Income.....................
Growth............................
Growth and Income.................
Capital Appreciation..............
High Yield Bond...................     10.00            --          --          --          --          --          --        10.05

                                                 UNIT VALUE
                                    ------------------------------------
                                     DEC. 31,     DEC. 31,    DEC . 31,
            SUBACCOUNT                 1995         1996         1997
            ----------              ----------   ----------   ----------
Equity............................      $26.82       $33.18
Small Cap.........................       24.11       $26.49
Intermediate Term Bond............       16.95       $17.36
Long Term Bond....................       20.68       $20.36
Managed...........................       35.17       $42.90
Money Market......................       14.03       $14.57
Government Securities.............       11.00       $11.25
International Growth..............       11.22       $12.48
Small Company Growth..............
Equity Income.....................
Growth............................
Growth and Income.................
Capital Appreciation..............
High Yield Bond...................       11.54       $12.88

                                                                           UNITS OUTSTANDING
                                     ----------------------------------------------------------------------------------------------
                                     DEC. 31,   DEC. 31,    DEC. 31,    DEC. 31,    DEC. 31,    DEC. 31,     DEC. 31,     DEC. 31,
            SUBACCOUNT                 1988       1989        1990        1991        1992        1993         1994         1995
            ----------               --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
Equity.............................                    --     724,942     932,249   1,556,288   2,956,822    3,865,965    5,426,511
Small Cap..........................                    --     205,615     549,782   1,476,360   4,249,653    5,924,266    6,055,472
Intermediate Term Bond.............                    --     224,861     335,862     673,719   1,673,790    1,753,781    1,806,518
Long Term Bond.....................                    --     409,738     618,029   1,193,954   2,673,790    2,245,807    2,477,643
Managed............................                    --   2,732,585   4,291,015   9,199,182   18,964,250  24,924,610   31,540,233
Money Market.......................                         1,324,393   1,570,127   2,718,704   3,698,103    5,304,884    6,504,679
Government Securities..............                    --          --          --          --          --       17,347      679,711
International Growth...............                    --          --          --          --          --      208,202    1,456,982
Small Company Growth...............
Equity Income......................
Growth.............................
Growth and Income..................
Capital Appreciation...............
High Yield Bond....................                    --          --          --          --          --        6,870    1,194,315

                                        UNITS OUTSTANDING
                                     -----------------------
                                      DEC. 31,     DEC. 31,
            SUBACCOUNT                  1996         1997
            ----------               ----------   ----------
Equity.............................   8,212,227
Small Cap..........................   6,346,453
Intermediate Term Bond.............   1,916,050
Long Term Bond.....................   2,506,531
Managed............................  39,371,381
Money Market.......................   8,278,977
Government Securities..............   1,269,214
International Growth...............   3,610,923
Small Company Growth...............
Equity Income......................
Growth.............................
Growth and Income..................
Capital Appreciation...............
High Yield Bond....................   2,361,710

---------------
* MONY America Variable Account A commenced operations on November 25, 1987. The Intermediate Term Bond, Long Term Bond, and Money Market Subaccounts became available for allocation on that date, however, only the Money Market Subaccount had operations in 1987. The Equity, Small Cap Company, and Managed Subaccounts became available for allocation on August 1, 1988. The Government Securities, International Growth, and High Yield Bond Subaccounts first became available for allocation on November 16, 1994. The Small Company Growth, Growth Equity Income, Growth and Income, and Capital Appreciation Subaccounts
  first became available for allocation on              , 1998.

                      THE COMPANY AND THE VARIABLE ACCOUNT

MONY LIFE INSURANCE COMPANY OF AMERICA

     MONY Life Insurance Company of America (the "Company") is a stock life insurance company organized in the state of Arizona. The Company is currently licensed to sell life insurance and annuities in 49 states (not including New
York), the District of Columbia, the U.S. Virgin Islands and Puerto Rico. The Company is the corporate successor of VICO Credit Life Insurance Company, incorporated in Arizona on March 6, 1969. The Company's financial statements may be found in the Statement of Additional Information.

     The Company is a wholly owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"), organized under the laws of the State of New York in 1842 as a mutual life insurance company. The principal offices of MONY and the Company are at 1740 Broadway, New York, New York 10019. MONY Securities Corp., an affiliate of the Company and MONY, is the principal underwriter for the Contracts described in this Prospectus. The Company may purchase certain administrative services from MONY under a services agreement, to enable the Company to administer the Contracts.

     In September 1998, MONY announced that it had begun the process of demutualization. If completed, it is not expected that demutualization will have any material effect on MONY America Variable Account A.

YEAR 2000 ISSUE

     The Year 2000 issue is the result of widespread use of computer systems which use two digits (rather than four) to define the applicable year. Such programming was a common industry practice designed to avoid the significant costs associated with the additional mainframe computer capacity which would have been necessary to accommodate a four digit year field. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or in miscalculations.

     The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed and implemented a plan to resolve the issue. The Company currently believes that with the modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. However, if such modifications and conversions are not completed on a timely basis, the Year 2000 problem may have a material impact on the operations of the Company. Further, even if the Company completes such modifications and conversions, there can be no assurance that the failure by vendors or other third parties to solve the Year 2000 problem will not have a material impact on the operations of the company.

     MONY Series Fund and the Accumulation Trust have reviewed with their respective investment advisers and other suppliers of services the status of their Year 2000 issue. MONY Series Fund and the Accumulation Trust prospectuses, which are included in the Prospectus Portfolio, contain the results of those status reviews. See MONY Series Fund prospectus at page 20; Accumulation Trust
prospectus at page   .

MONY AMERICA VARIABLE ACCOUNT A

     The Company established MONY America Variable Account A (the "Variable Account") on March 27, 1987, under Arizona law as a separate investment account. The Variable Account holds assets that are segregated from all of the Company's other assets and at present is used only to support individual flexible payment variable annuity contracts.

     The Company is the legal holder of the assets in the Variable Account and will at all times maintain assets in the Variable Account with a total market value at least equal to the contract liabilities for the Variable Account. The obligations under the Contracts are obligations of the Company. Income, gains, and losses, whether or not realized, from assets allocated to the Variable Account, are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains, or losses of the Company. The assets in the Variable Account may not be charged with liabilities which arise from any other business the Company conducts. The Variable Account's assets may include accumulations of the charges the Company makes against Contracts participating in the Variable Account. From time to time, any such additional assets may be transferred in cash to the Company's General Account.

     The Variable Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policies or practices of the Variable Account. For state law purposes, the Variable Account is treated as a part or division of the Company. There are currently 19 Subaccounts within the Variable Account, and each invests only in a corresponding Portfolio of MONY Series Fund, Inc. or the Enterprise Accumulation Trust. Not all Subaccounts are available to the Owner.

THE FUNDS

     Each Subaccount of the Variable Account will invest only in the shares of a corresponding Portfolio of MONY Series Fund, Inc. (the "MONY Series Fund") or the Enterprise Accumulation Trust (the "Accumulation Trust") (the MONY Series Fund and the Accumulation Trust are collectively called the "Funds"). The Funds are registered with the SEC under the 1940 Act as open-end diversified management investment companies. These registrations do not involve supervision by the SEC of the management or investment practices or policies of the Funds. Shares of the MONY Series Fund are currently sold to, separate accounts of, the Company and MONY, to fund variable life insurance contracts issued by the Company and MONY and to fund certain individual variable annuity contracts issued by MONY and MONY America. In addition, the Company may make available additional Subaccounts with differing or similar investment objectives. The Funds, or either of them, may withdraw from sale any or all of the respective Portfolios in accordance with applicable law.

     The Board of Directors of the MONY Series Fund and the Board of Trustees of the Accumulation Trust each have undertaken to monitor the respective Fund for the existence of any material irreconcilable conflict between the interests of variable annuity Owners and variable life insurance Owners and shall report any such conflict to the boards of the Company and MONY. The Board of Directors of the Company and the Board of Trustees of MONY have agreed to be responsible for reporting any potential or existing conflicts to the Directors and Trustees, respectively, of each of the Funds and, at their own cost, to remedy such conflict up to and including establishing a new registered management investment company and segregating the assets underlying the variable annuity contracts and the variable life insurance contracts.

     The Variable Account will purchase and redeem shares from the Funds at net asset value. Shares will be redeemed to the extent necessary for the Company to collect charges under the Contracts, to pay Cash Value upon full surrenders of the Contracts, to fund partial surrenders and loans, to provide benefits under the Contracts, and to transfer assets from one Subaccount to another or between one or more Subaccounts of the Variable Account and the Guaranteed Interest Account as requested by Owners. Any dividend or capital gain distribution received from a Portfolio of a Fund will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding Subaccount.

     Investment Advisers. The MONY Series Fund at present receives investment advice with respect to each of its Portfolios from the Company, which acts as investment adviser to the MONY Series Fund.

     The investment adviser with respect to the all of the Portfolios of the Accumulation Trust is Enterprise Capital Management, Inc., an affiliate of the Company ("Enterprise Capital"). Enterprise Capital has entered into a sub-advisory agreement with Op Cap Advisors with respect to the Equity and Managed Portfolios (OpCap Advisors is a subsidiary of Oppenheimer Capital, which is a subsidiary of Oppenheimer Financial Corp.); with 1740 Advisers, Inc. with respect to the Equity Income Portfolio; with Retirement System Investors, Inc. with respect to the Growth and Income Portfolio; with Montag & Caldwell, Inc. with respect to the Growth Portfolio; with Provident Investment Counsel, Inc. with respect to the Capital Appreciation Portfolio, with Pilgrim Baxter & Associates with respect to the Small Company Growth Portfolio; with Gabelli Asset Management, Inc. with respect to the Small Company Growth Portfolio; with Brinson Partners with respect to the International Growth Portfolio; and with Caywood Scholl Capital Corporation. with respect to the High Yield Bond Portfolio.

     Investment Objectives. The investment objectives of the Portfolios currently available to Owners through corresponding Subaccounts of the Variable Account are set forth in the accompanying prospectus for each of the Funds and are described briefly below. There is no assurance that these objectives will be met.

     The investment objectives of each Portfolio are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio affected (which, for each of the Funds, means the lesser of (1) 67 percent of the Portfolio shares represented at a meeting at which more than 50 percent of the outstanding Portfolio shares are represented or (2) more than 50 percent of the outstanding Portfolio shares).

     Each Owner should periodically consider the allocation among the Subaccounts and the Guaranteed Interest Account in light of current market conditions and the investment risks attendant to investing in each of the Funds' various Portfolios. A full description of each of the Funds, their investment objectives, policies and restrictions, their expenses, the risks attendant to investing in each of the Funds' Portfolios, and other aspects of their operation is contained in the accompanying prospectus for each of the Funds, which should be read together with this Prospectus.

     The investment objectives of each of the Portfolios of the Funds and identification of which of the Funds offers the Portfolio is as follows:

          Money Market Portfolio: The maximum current income consistent with preservation of capital and maintenance of liquidity, through investment in money market instruments. The MONY Series Fund offers this Portfolio.

          Government Securities Portfolio: The maximum current income over the intermediate term consistent with preservation of capital, through investment in highly-rated debt securities of the United States government and its agencies and money market instruments with a dollar-weighted average life of up to ten years at the time of purchase. MONY Series Fund offers this Portfolio.

          Long Term Bond Portfolio: The maximum income over the longer term consistent with preservation of capital, through investment in highly rated debt securities, U.S. Government obligations, and money market instruments, together having a dollar-weighted average life of more than 8 years. The MONY Series Fund offers this Portfolio.

          Intermediate Term Bond Portfolio: The maximum income over the intermediate term consistent with preservation of capital, through investment in highly rated debt securities, U.S. Government obligations, and money market instruments, together having a dollar-weighted average life of between 4 and 8 years. MONY Series Fund offers this Portfolio.

          Equity Income Portfolio: A combination of growth and income to achieve an above average and consistent total return, primarily from investments in dividend-paying common stocks. The Accumulation Trust offers this Portfolio.

          Growth and Income Portfolio: Total return in excess of the total return of the Lipper Growth and Income Mutual Funds Average measured over a new period of three to five years, by investing in a broadly diversified group of large capitalization stocks. The Accumulation Trust offers this Portfolio.

          Growth Portfolio: Capital appreciation, primarily from investments in common stocks. The Accumulation Trust offers this Portfolio.

          Equity Portfolio: Long term capital appreciation through investment in a diversified portfolio of primarily equity securities selected on the basis of a value oriented approach to investing. The Accumulation Trust offers this Portfolio.

          Capital Appreciation Portfolio: Maximum capital appreciation, primarily through investment in common stock of companies that demonstrate accelerating earnings momentum and consistently strong financial characteristics. The Accumulation Trust offers this Portfolio.

          Managed Portfolio: Growth of capital over time through investment in a portfolio consisting of common stocks, bonds, and cash equivalents, the percentages of which will vary over time based on the investment manager's assessments of relative investment values. The Accumulation Trust offers this Portfolio.

          Small Company Growth Portfolio: Capital appreciation by investing primarily in common stocks of small capitalization companies believed by the Portfolio Manager to have an outlook for strong earnings growth and potential for significant capital appreciation. The Accumulation Trust offers this Portfolio.

          Small Company Value Portfolio: Capital appreciation through investment in a diversified portfolio of primarily equity securities of companies with market capitalizations of under $1 billion. The Accumulation Trust offers this Portfolio.

          International Growth Portfolio: Capital appreciation, primarily through a diversified portfolio of non-United States equity securities. The Accumulation Trust offers this Portfolio.

          High Yield Bond Portfolio: Maximum current income, primarily from debt securities that are rated Ba or lower by Moody's Investors Service, Inc. or BB or lower by Standard & Poor's Corporation. The Accumulation Trust offers this Portfolio.

GUARANTEED INTEREST ACCOUNT

     The Guaranteed Interest Account is a part of the Company's General Account and consists of all the Company's assets other than assets allocated to segregated investment accounts of the Company, including the Variable Account.

     Crediting of Interest. The entire initial purchase payment always earns interest at a rate not less than 3.5% per year until the end of the Right to Return Contract period, at which time it is transferred to the selected subaccounts and/or accumulation periods. When the Right to Return Contract Period expires, the portion of the Initial Net Purchase Payment to be allocated to the Guaranteed Interest Account will be transferred to the Guaranteed Interest Account.

     Net Purchase Payments allocated by an Owner to the Guaranteed Interest Account will be credited with interest at the rate declared by the Company which the Company guarantees will not be less than 3.5% (0.0094%, compounded daily). Contract Owners who make purchase payments allocated to or transfer funds into the Guaranteed Interest Account choose between a 3, 5, 7, or 10 year accumulation period. Prior to the beginning of each calendar month, interest rates will be declared for each period, if more favorable then the guaranteed rate. Each interest rate declared by the Company will be applicable for all Net Purchase Payments received or transfers from the Variable Account completed within the period during which it is effective. The purchase payment is locked in to this interest rate for the entire duration of the period selected by the Contract Owner. Within 45 days, but not less than 15 days before the Accumulation Period expires, we will send notice of the new rates then being declared by the Company. When the period expires the Contract Owner can elect an accumulation period of 3, 5, 7, or 10 years, or may elect to transfer the entire amount allocated to the expiring accumulation period to the separate account. If no election is made, the entire amount allocated to the expiring accumulation period will automatically be held for an accumulation period of the same duration. If that period will extend beyond the maturity date or if that period is no longer offered, the money will be transferred into the Money Market subaccount.

     Surrenders. The Contract Owner must specify the source by interest rate accumulation period of amounts withdrawn from the Guaranteed Interest Account as a result of a transfer, partial surrender, loan or any charge imposed in accordance with the Contract. Partial and full surrenders or transfers from the Guaranteed Interest Account are subject to the Market Value Adjustment. This Adjustment is determined by multiplying the amount of the surrender or transfer from each accumulation period and interest rate by the following factor:

                          [(1 + a)/(1+b)](n-t)/12) - 1

where


    a     =   rate declared at the beginning of accumulation period
    b     =   rate then currently declared for an accumulation period
              equal to the time remaining in the guaranteed period, plus
              0.25%
    n     =   guaranteed period in months
    t     =   number of elapsed months (or portion thereof) in the
              guaranteed period

     If an Accumulation Period equal to the time remaining is not issued by the Company, the rate will be an interpolation between two available Accumulation Periods. If two such Periods are not available, we will use the rate for the next available Accumulation Period.

     Market Value Adjustments do not apply for partial or full surrenders or transfers requested within 30 days before the end of the accumulation period, nor to any benefits paid upon the death of the Annuitant. The Market Value Adjustment does apply to benefits paid upon death of the Owner.

     The Guaranteed Interest Account and its market value adjustment feature are described in a separate prospectus which accompanies this Prospectus.

                  PAYMENT AND ALLOCATION OF PURCHASE PAYMENTS

ISSUANCE OF THE CONTRACT

     Individuals wishing to purchase a Contract must complete an application and personally deliver it to a licensed agent of the Company who is also a registered representative of MONY Securities Corp. ("MSC"), a wholly-owned subsidiary of the Company, which is the principal underwriter for the Contracts, or a registered broker dealer which has been authorized by MSC to sell the Contract. Except where certain automatic payment plans (i.e., government allotment, payroll deduction, or automatic checking account withdrawal plans) are used, the minimum initial Purchase Payment for the Contract is currently $2,000 for Non-Qualified Plans, $2,000 for individual retirement accounts and annuities purchased by individuals under Section 408 of the Code (other than Simplified Employee Pensions), and $600 for H.R. 10 plans (self-employed individuals' retirement plans under Section 401 or 403(c) of the Code), Simplified Employee Pensions under Sections 408 and 408A of the Code, annuity purchase plans sponsored by certain tax-exempt organizations, governmental entities, and deferred compensation plans under Section 457 of the Code. These minimum initial Payments must be paid with the application for the Contract. Additional Payments may be made at any time.

     Different rules apply for government allotment, payroll deduction and automatic checking account withdrawal plans. For payroll deduction and automatic checking account withdrawal plans, Purchase Payments must be made at an annualized rate of $600 (i.e., $600 per year, $300 semiannually, $150 for each quarter year, or $50 per month). For government allotment plans, the minimum Purchase Payment is $50 per month.

     The Company reserves the right to revise its rules from time to time to specify different minimum Purchase Payments.

     In addition, the prior approval of the Company is required before it will accept a Purchase Payment where, with that Payment, cumulative Purchase Payments made under any one or more Contracts held by the Owner, less the amount of any prior partial surrenders and their Surrender Charges, exceed $1,500,000.

     The Company reserves the right to reject an application for any reason permitted by law.

     Net Purchase Payments received before the Effective Date will be held in the Company's General Account and will be credited with interest at not less than 3.5 percent per annum if the Contract is issued by the Company and accepted by the Owner. No interest will be paid if the Contract is not issued or if it is declined by the Owner. If the application is approved and the Contract is subsequently issued and accepted by the Owner, then on the Effective Date, amounts allocable to the Contract held in the Company's General Account will earn interest at the annual rate of not less than 3.5%. Upon expiration of the Right to Return Contract Period (See "Right to Return Contract Provision" below), money is transferred to the selected options. For purposes of crediting interest on amounts held in the General Account, Purchase Payments will be treated as received on the day of actual receipt at the Company's Operations Center. If an application is not complete when received by the Company at its Operations Center, and if it is not made complete within 5 days, the prospective purchaser will be informed of the reasons for the delay and the initial Purchase Payment will be returned in full (and the application will be declined), unless the prospective purchaser consents to the Company's retaining the Purchase Payment until the application is made complete.

RIGHT TO RETURN CONTRACT PROVISION

     Within 10 days (or longer in certain states) of the day the Contract is delivered to the Owner (the "Right to Return Contract Period"), it may be returned to the Company or to any agent of the Company. When the Contract is received by the Company, it will be voided as if it had never been in force. The amount to be refunded is equal to all Purchase Payments.

ALLOCATION OF PURCHASE PAYMENTS AND FUND VALUE

     Allocation of Purchase Payments. The Owner may allocate on the application Net Purchase Payments to the Subaccount(s) of the Variable Account or to the Guaranteed Interest Account. Any Net Purchase Payments received before the end of the Right to Return Contract Period (and any interest thereon) will initially earn interest at a rate not less than 3.5% per year beginning on the later of
(i) the Effective Date and (ii) the date the Payment is received at the Company's Operations Center. Net Purchase Payments will continue to earn interest at a rate not less than 3.5% per year until the Right to Return Contract Period expires. (See "Right to Return Contract Provision" above.) After the Right to Return Contract Period has expired, the Contract's Fund Value will automatically be transferred to the Subaccount(s) of the Variable Account or to the Guaranteed Interest Account in accordance with the Owner's percentage allocation.

     After the Right to Return Contract Period, Net Purchase Payments under a nonautomatic payment plan will be allocated in accordance with the Owner's most recent instructions on record with the Company, unless the Owner at the time a Purchase Payment is made specifies the amount or the percentage (not less than 10 percent of the Payment) of the Net Purchase Payment to be allocated among the Subaccount(s). If the specific allocation is incorrect or incomplete, then that Net Purchase Payment will be made in accordance with the most recent correct payment allocation on record. For automatic payment plans, Net Purchase Payments will be allocated in accordance with the Owner's most recent instructions on record.

     The Owner may change the allocation formula specified in the initial allocation notification, or as changed in any subsequent notification, for future Net Purchase Payments at any time without charge by sending written notification to the Company at the Operations Center. Prior allocation instructions may also be changed by telephone subject to the rules of the Company and its right to terminate telephone allocation. The Company reserves the right to deny any telephone allocation request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), Owners might not be able to request changes in allocation of purchase payments by telephone and would have to submit written requests. Any such change, whether made in writing or by telephone, will be effective when recorded on the records of the Company, in accordance with the applicable requirements of state insurance departments and the Investment Company Act of 1940. The Company has adopted rules relating to changes of allocations by telephone, which, among other things, outlines procedures to be followed which are designed, and which the Company believes are reasonable, to prevent unauthorized instructions. If these procedures are followed, the Company shall not be liable for, and the Owner will therefore bear the entire risk of, any loss as a result of the Company's following telephone instructions in the event that such instructions prove to be fraudulent. A copy of the rules and the Company's form for electing telephone allocation privileges is available from licensed agents of the Company who are also registered representatives of MSC or by calling 1-800-487-6669. The Company's form must be signed and received at the Company's Operations Center before telephone allocation instructions will be accepted.

     The minimum percentage of each Net Purchase Payment that may be allocated to any Subaccount of the Variable Account or to the Guaranteed Interest Account is 10 percent; all percentages must be expressed in whole numbers and must total 100 percent.

     Upon receipt of a Purchase Payment, the Net Purchase Payments allocated to Subaccounts of the Variable Account will be credited to the designated Subaccount(s) in the form of Units. The number of Units to be credited to a Subaccount is determined by dividing the dollar amount allocated to the particular Subaccount by the Unit value for the particular Subaccount for the Business Day on which the Purchase Payment is received.

     The Unit value for each Subaccount was established at $10 for the first Business Day. The Unit value for a Subaccount for any subsequent Business Day is determined by subtracting (b) from (a) and dividing the result by (c), where:

          (a) is the per share net asset value on the Business Day of the Fund Portfolio in which the Subaccount invests times the number of such shares held in the Subaccount before the purchase or redemption of any shares on that Date.

          (b) is the mortality and expense risk charge accrued as of that Business Day. The daily mortality and expense risk charge is a percentage of the Subaccount's net asset value on the previous Business Day. (If the previous day was not a Business Day, then the daily mortality and expense risk charge is the applicable percentage times the number of days since the last Business Day times the Subaccount's net asset value on the last Business Day.)

          (c) is the total number of Units held in the Subaccount on the Business Day before the purchase or redemption of any Units on that Date.

     The Unit value for these Subaccounts may increase, decrease, or remain constant from Business Day to Business Day, depending upon the investment performance of the Portfolio of the Fund in which the Subaccount is invested and any expenses and charges deducted from the Variable Account. The Owner bears the entire investment risk. Owners should periodically review their allocations of payments and values in light of market conditions and overall financial planning requirements.

     Net Purchase Payments to be allocated to the Guaranteed Interest Account will be credited to that account on the date of receipt at the Operations Center, if that date is a Business Day, and, if not, on the next Business Day. Interest will be credited daily.

     Fund Value. The Contract's Fund Value will reflect the investment performance of the selected Subaccount(s) of the Variable Account, amounts credited to the Guaranteed Interest Account, amounts credited to the Loan Account, if any, any Net Purchase Payments, any partial surrenders, and all charges imposed in connection with the Contract. There is no guaranteed minimum Fund Value, except to the extent Net Purchase Payments have been allocated to the Guaranteed Interest Account, and because a Contract's Fund Value at any future date will be dependent on a number of variables, it cannot be predetermined.

     Determination of Fund Value. The Fund Value of the Contract is determined on each Business Day. The Fund Value will be calculated first on the Effective Date and thereafter on each Business Day. On the Effective Date, the Contract's Fund Value will be the Net Purchase Payments received plus any interest credited on those Payments. During the period when Net Purchase Payments are held in the General Account, interest will be credited to the Contract. (See "Issuance of the Contract" at page 12.) After allocation of the amounts in the General Account to the Variable Account or to the Guaranteed Interest Account, on each Business Day, the Contract's Fund Value will be:

          (1) The aggregate of the Fund Values attributable to the Contract in each of the Subaccounts on the Business Day, determined for each Subaccount by multiplying the Subaccount's Unit value on that date by the number of Subaccount Units allocated to the Contract; plus

          (2) any amount credited to the Guaranteed Interest Account (which shall be the aggregate of all Net Purchase Payments, plus interest credited, if any, plus or minus amounts transferred, if any, less partial surrenders, if any, less any charges, market value adjustments, and deductions imposed in accordance with the Contract terms detailed in the Prospectus); plus

          (3) any amount credited to the Loan Account, if available (which shall be the aggregate of all amounts transferred plus interest credited, if any, less loan repayments, if any, less any charges and deductions imposed in accordance with the Contract terms detailed in the Prospectus); plus

          (4) any Net Purchase Payment received on that Business Day; less

          (5) any transfer charge made on that Business Day; less

          (6) any partial surrender amount and its Surrender Charge made on that Business Day; less

          (7) any Annual Contract Charge deductible on that Business Day.

     In computing the Contract's Fund Value, the number of Subaccount Units allocated to the Contract is determined after any transfers among Subaccounts (and deduction of transfer charges) or between one or more of the Subaccounts and the Guaranteed Interest Account, but before any other Contract transactions, such as receipt of Net Purchase Payments and partial surrenders, on the Business Day. If the Contract's Fund Value is to be calculated for a day that is not a Business Day, the next following Business Day will be used.

     Transfers. After the Right to Return Contract Period has expired, the value attributable to the Contract may be transferred among the Subaccounts of the Variable Account. There is no minimum amount that need be transferred. The Company will effectuate transfers and determine all values in connection with transfers among the Subaccounts on the date on which the transfer request is received at the Operations Center, if that date is a Business Day and, if not, on the next Business Day. Different provisions apply to transfers involving the Guaranteed Interest Account. (See "Allocation of Premiums and Fund
Value -- Transfers Involving the Guaranteed Interest Account" at page 16.) Transfers may be made by sending a written request to the Operations Center or by telephone, subject to the rules of the Company and its right to terminate telephone transfers. The Company reserves the right to deny any telephone transfer request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), Owners might not be able to request transfers by telephone and would have to submit written requests. If a written transfer request is incomplete or incorrect, no transfer will be made and the request will be returned to the Owner. Telephone transfer instructions will only be accepted if complete and correct. The Company has adopted guidelines relating to telephone transfers which, among other things, outlines procedures to be followed which are designed, and which the Company believes are reasonable, to prevent unauthorized transfers. If these procedures are followed, the Company shall not be liable for, and the Owner will therefore bear the entire risk of, any loss as a result of the Company's following telephone instructions in the event that such instructions prove to be fraudulent. A copy of the guidelines and the Company's form for electing telephone transfer privileges is available from licensed agents of the Company who are also registered representatives of MSC or by calling 1-800-487-6669. The Company's form must be signed and received at the Company's Syracuse Operations Center before telephone transfers will be accepted.

     A transfer charge is not currently imposed (See "Charges Against Fund Value -- Transfer Charge" at page 21.), but the Company has reserved the right to impose a charge which will not exceed $25 per transfer. If imposed, the transfer charge will be deducted from the first of the Subaccount(s) or the Guaranteed Interest Account from which the amounts are transferred. This charge is in addition to the amount transferred. All transfers included in a single request are treated as one transfer transaction. A transfer resulting from the first reallocation of Fund Value at the expiration of the Right to Return Contract Period will not be subject to a transfer charge. Under present law, transfers are not taxable transactions.

     Transfers Involving the Guaranteed Interest Account. Transfers may be made from the Guaranteed Interest Account at any time, but if they are made before the end of the 3, 5, 7, or 10 year accumulation period there will be a Market Value Adjustment. If the transfer request is received within 30 days before the end of the Accumulation Period, no market value adjustment will apply.

TERMINATION OF THE CONTRACT

     The Contract will remain in force until the earlier of (1) the date the Contract is surrendered in full, (2) the Annuity Starting Date, (3) the Contract Anniversary on which, after deduction for any Annual Contract Charge then due, no Fund Value in the Subaccounts and the Guaranteed Interest Account remains in the Contract, and (4) the date the Death Benefit is payable under the Contract.

                                   SURRENDERS

     At any time on or before the Annuity Starting Date and during the lifetime of the Annuitant, the Owner may elect to make a surrender of all or part of the Contract's value. Any such election shall specify the amount of the surrender and will be effective on the date a proper request is received by the Company at its Operations Center.

     The amount of the surrender may be equal to the Contract's Cash Value, which is its Fund Value less (1) any applicable Surrender Charge, (2) any Market Value Adjustment, and (3) any Outstanding Debt. The Surrender may also be for a lesser amount (a "partial surrender"). If a partial surrender is requested, and that surrender would leave a Fund Value of less than $1,000, then that partial surrender will be treated and processed as a full surrender, and the entire Cash Value will be paid to the Owner. For a partial surrender, any Surrender Charge or Market Value Adjustment will be in addition to the amount requested by the Owner.

     A surrender will result in the cancellation of Units and the withdrawal of amounts credited to the Guaranteed Interest Account, in accordance with the directions of the Owner, with an aggregate value equal to the dollar amount of the surrender plus, if applicable, any Surrender Charge and any Market Value Adjustment. The Guaranteed Interest Account and its market value adjustment feature are described in a separate prospectus which accompanies this Prospectus. Partial or full surrenders allocated to the Guaranteed Interest Account will be subject to a market value adjustment. For a partial surrender, the Company will cancel Units of the particular Subaccounts and withdraw amounts from the Guaranteed Interest Account in accordance with the allocation specified by the Owner in written notice to the Company at its Operations Center at the time the request for the partial surrender is received. Allocations may be by either amount or percentage. Allocations by percentage must be in whole percentages (totaling 100 percent), and at least 10 percent of the partial surrender must be allocated to any Subaccount or to the Guaranteed Interest Account designated by the Owner. If there is insufficient Fund Value in the Owner's Guaranteed Interest Account or a Subaccount to provide for the requested allocation against it, or the request is incorrect, the request will not be accepted.

     Any Surrender Charge will be allocated against the Guaranteed Interest Account and each Subaccount in the same proportion that the amount of a partial surrender allocated against the Guaranteed Interest Account and each Subaccount bears to the total amount of the partial surrender.

     Any cash surrender amount will be paid in accordance with the requirements of state insurance departments and the Investment Company Act of 1940. Postponement is currently permissible under the Investment Company Act of 1940 only (1) for any period (a) during which the New York Stock Exchange is closed other than customary weekend and holiday closings, or (b) during which trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, (2) for any period during which an emergency exists as a result of which (a) disposal of securities held by the Funds is not reasonably practicable, or (b) it is not reasonably practicable to determine the value of the net assets of the Funds, or (3) for such other periods as the Securities and Exchange Commission may by order permit for the protection of Owners. Any cash surrender involving payment from amounts credited to the Guaranteed Interest Account may, to the extent amounts are paid from the Guaranteed Interest Account, be postponed, at the option of the Company, for up to 6 months from the date the request for a surrender or proof of death is received by the Company. Surrenders involving payment from the Guaranteed Interest Account may also be subject to a Market Value Adjustment, in addition to a surrender charge. The Owner may elect to have the amount of a surrender settled under one of the Settlement Options of the Contract. (See "ANNUITY PROVISIONS" at page 22.)

     Since the Contracts offered by this Prospectus may be issued in connection with retirement plans that meet the requirements of certain sections of the Internal Revenue Code, reference should be made to the terms of the particular retirement plan for any limitations or restrictions on cash surrenders.

     Surrenders of certain Qualified Contracts may also be restricted by the terms of the particular plan pursuant to which such Qualified Contract is issued. Without such restriction on surrender, the Contracts would be subject to treatment under the Internal Revenue Code as annuity contracts rather than contracts governed by Section 403(b). (See "FEDERAL TAX STATUS" at page 28.)

     The tax consequences of a cash surrender should be carefully considered. (See "FEDERAL TAX STATUS" at page 28.)

                                     LOANS

     Qualified Contracts issued under an Internal Revenue Code Section 401(k) plan will have a loan provision. All of the following conditions apply in order for the amount to be considered a loan, rather than a (taxable) partial surrender:

     - The term of the loan must be 5 years or less.
     - Repayments are required at least quarterly and must be substantially level.
     - The loan amount is limited to certain dollar amounts, as specified by the IRS.

     The Owner (Plan Trustee) must certify that these conditions are satisfied.

     In any event, the maximum outstanding loan on a contract is 50% of the Fund Value of the subaccounts and/or the Guaranteed Interest Account. Loans are not permitted before the end of the Right to Return Contract period. In requesting a Loan, the Contract Owner must specify the Subaccounts from which Fund Value equal to the amount of the Loan requested will be taken. Loans from the Guaranteed Interest Account are not taken until Fund Value in the subaccounts is exhausted. If in order to provide the Contract Owner with the amount of the Loan requested, Fund Values must be taken from the Guaranteed Interest Account, then the Contract Owner must specify the Accumulation Periods from which Fund Values equal to such amount will be taken. If the Contract Owner fails to specify Subaccounts and Accumulation Periods, the request for a Loan will be returned to a Contract Owner.

     Values are transferred to a Loan Account that earns interest at an annual rate of 3.5%. The annual loan interest rate charged will be 6%.

     Loan repayments must be specifically earmarked as a loan repayment and will be allocated to the sub-accounts and/or the Guaranteed Interest Account using the most recent payment allocation on record.

                                 DEATH BENEFIT

DEATH BENEFIT PROVIDED BY THE CONTRACT

     In the event of the death of the Annuitant prior to the Annuity Starting Date, the Company will pay a Death Benefit to the Beneficiary. The amount of the Death Benefit will be the greater of (a) the Fund Value less any Outstanding Debt on the date of the Annuitant's death, and (b) the Purchase Payments paid, less any partial surrenders and their Surrender Charges less any Outstanding Debt. If there are funds allocated to the Guaranteed Interest Account at the time of death, any applicable market value adjustment will be waived. If the death of the Annuitant occurs on or after the Annuity Starting Date, no Death Benefit will be payable except as may be provided under the Settlement Option elected.

OPTIONAL ENHANCED DEATH BENEFIT

     An enhanced death benefit may apply. On the 5th Contract anniversary and each subsequent 5th Contract anniversary prior to the Annuitant's 71st birthday (prior to the first 5th anniversary for issue ages greater than 65), the Guaranteed Minimum Death Benefit ("GMDB") is increased to the then current Fund Value, if it is greater than the current GMDB, proportionally reduced by any partial surrenders including Surrender Charges and Market Value Adjustments assessed, since the last Reset Anniversary. In no event will the GMDB exceed 200% of the total Purchase Payments made, reduced proportionately for any partial surrenders including Surrender Charges and Market Value Adjustments, less any Outstanding Debt. The proportionate reduction for each partial surrender will be equal to (i) the amount of that partial surrender (including any Surrender Charges and Market Value Adjustments assessed), divided by (ii) the Fund Value immediately before that partial surrender, multiplied by (iii) the Enhanced Death Benefit immediately before the surrender. All Subaccounts are eligible for GMDB coverage. The cost of this enhancement is reflected in the Mortality and Expense Risk Charge. Once the last value is set (prior to the Annuitant's 71st birthday or on the first 5th anniversary for issue ages greater than 65), it will not be reset.

     All other basic death benefits as outlined in this prospectus continue to apply. The largest death benefit under any of these provisions will be paid.

ELECTION AND EFFECTIVE DATE OF ELECTION

     During the lifetime of the Annuitant and prior to the Annuity Starting Date, the Owner may elect to have the Death Benefit of the Contract applied under one or more Settlement Options to effect an annuity for the Beneficiary as payee after the death of the Annuitant. (See "Settlement Options" at page 23.) If no election of a Settlement Option for the Death Benefit is in effect on the date when proceeds become payable, the Beneficiary may elect (a) to receive the Death Benefit in the form of a cash payment; or (b) to have Death Benefit applied under one of the Settlement Options. (See "Settlement Options" at page 23.) If an election by the payee is not received by the Company within one month following the date proceeds become payable, the payee will be deemed to have elected a cash payment. Either election described above may be made by filing with the Company a written election in such form as the Company may require. Any proper election of a method of settlement of the Death Benefit by the Owner will become effective on the date it is signed, but any election will be subject to any payment made or action taken by the Company before receipt of the notice at the Company's Operations Center.

     Reference should be made to the terms of any applicable retirement plan and any applicable legislation for any limitations or restrictions on the election of a method of settlement and payment of the Death Benefit.

PAYMENT OF DEATH BENEFIT

     If the Death Benefit is to be paid in cash to the Beneficiary, payment will be made within seven (7) days of the date the election becomes effective or is deemed to become effective and due proof of death is received, except as the Company may be permitted to postpone such payment in accordance with the Investment Company Act of 1940. If the Death Benefit is to be paid in one sum to the Successor Beneficiary, or to the estate of the deceased Annuitant, payment will be made within seven (7) days of the date due proof of the death of the Annuitant and the Beneficiary is received by the Company.

                             CHARGES AND DEDUCTIONS

     Charges may be assessed under the Contracts as follows:

DEDUCTIONS FROM PAYMENTS

     A deduction may be made from each Purchase Payment for premium or similar taxes prior to allocation of any Net Purchase Payment among the Subaccounts of the Variable Account. Currently, the Company does not make such a deduction, but may do so in the future. The Company will provide the Owner with written notice of its intention to make deductions for premium or other taxes. Any such deduction will apply only to

Purchase Payments made after notice has been sent by the Company. The amount of the deduction will vary from locality to locality, but will generally range from 0 percent to 3.5 percent of Purchase Payments.

CHARGES AGAINST FUND VALUE

     Surrender Charge. The Contract imposes a contingent deferred sales charge, called a "Surrender Charge," on full and partial surrenders and on the Annuity Starting Date. The Surrender Charge, which will never exceed 7 percent of total Fund Value, is intended to reimburse the Company for expenses incurred in distributing the Contract. To the extent such charge is insufficient to cover all distribution costs, the Company will make up the difference using funds from its General Account, which may contain funds deducted from the Variable Account to cover mortality and expense risks borne by the Company. (See "Mortality and Expense Risk Charge" at page 21.)

     If all or a portion of the Contract's Cash Value (see "SURRENDERS" at page
16) is surrendered or if the Cash Value is received at maturity on the Annuity Starting Date, a Surrender Charge will be calculated at the time of surrender and will be deducted from the Fund Value. A Surrender Charge will not be imposed against Fund Value surrendered after the eighth Contract Year. In addition, the Surrender Charge, which otherwise would have been deducted, will not be deducted to the extent necessary to permit the Owner to obtain, an amount equal to the Free Partial Surrender Amount. (See "Free Partial Surrender Amount" at page 20.). Except in certain states, no Surrender Charge will be imposed if the Contract is surrendered after the third Contract Year and the surrender proceeds are paid under either Settlement Option 3 or Settlement Option 3A. (See "Settlement Options" at page 23.) In no event will the aggregate Surrender Charge exceed 7 percent of the total Fund Value.

     For a partial surrender, the Surrender Charge will be deducted from any remaining Fund Value, if sufficient; otherwise, it will be deducted from the amount surrendered. Any Surrender Charge will be allocated against the Guaranteed Interest Account and each Subaccount of the Variable Account in the same proportion that the amount of the partial surrender allocated against the Guaranteed Interest Account and each Subaccount bears to the total amount of the partial surrender.

     No Surrender Charge will be deducted from Death Benefits except as described in "DEATH BENEFIT" at page 18.

     Amount of Surrender Charge. The amount of the Surrender Charge is equal to a varying percentage of Fund Value during the first 8 Contract Years. The percentage is determined as follows:

                       SURRENDER CHARGE PERCENTAGE TABLE

                       # OF CONTRACT                            SURRENDER
                       ANNIVERSARIES                              CHARGE
                    SINCE EFFECTIVE DATE                        PERCENTAGE
                    --------------------                        ----------
     0......................................................      7  %
     1......................................................      7
     2......................................................      6
     3......................................................      6
     4......................................................      5
     5......................................................      4
     6......................................................      3
     7......................................................      2
     8 (or more)............................................      0

     Free Partial Surrender Amount. The Surrender Charge may be reduced by using the Free Partial Surrender Amount provided for in the Contract. For Non-qualified Contracts (and Contracts issued for IRA and SEP-IRA) , the Free Partial Surrender Amount provides that an amount up to 10% of the Contract's Fund Value may be surrendered without application of a surrender charge. For Qualified Contracts (other than Contracts issued for IRA and SEP-IRA), the Free Partial Surrender Amount provides that the greater of $10,000, (but not more than the Contract's Fund Value) or 10% of the Contract's Fund Value (at the beginning of a Contract Year) may be surrendered without application of surrender charge. Contract Fund Value here means the Fund Value at the beginning of the contract year in the sub-accounts (and the Guaranteed Interest Account not the Loan Account).

     Annual Contract Charge. The Company has primary responsibility for the administration of the Contract and the Variable Account. Ordinary administrative expenses expected to be incurred include collection of purchase payments, recordkeeping, processing death benefit claims and surrenders, preparing and mailing reports, and overhead costs. In addition, the Company expects to incur certain additional administrative expenses in connection with the issuance of the Contract, including the review of applications and the establishment of Contract records.

     The Company intends to administer the Contract itself through an arrangement whereby the Company may purchase some administrative services from MONY and such other sources as may be available.

     An Annual Contract Charge will be deducted from the Contract's Fund Value to help cover administrative expenses. Currently, the amount of the charge is $0, but it may be increased to as much as $50 on 30 days' written notice to the Owner. The charge will be deducted on each Contract Anniversary prior to the Annuity Starting Date. The amount of the charge will be allocated against the Guaranteed Interest Account and each Subaccount of the Variable Account in the same proportion that the Fund Value in the Guaranteed Interest Account and each Subaccount bears to the Fund Value of the Contract. The Company does not expect to make any profit from the administrative cost deductions.

     Transfer Charge. The Company has reserved the right to impose a transfer charge, which will not exceed $25, for each transfer instructed by the Owner among the Subaccounts or to or from the Guaranteed Interest Account and one or more of the Subaccounts (including transfers made by telephone, if permitted by the Company) in a Contract Year, to compensate the Company for the costs of effectuating the transfer. Currently, the Company does not do so. The Company does not expect to make a profit from the transfer charge. This charge will be deducted from the Contract's Fund Value held in the Subaccount(s) or from the Guaranteed Interest Account from which the first transfer is made.

     Market Value Adjustment. Full and partial surrenders or transfers from the Guaranteed Interest Account are subject to a Market Value Adjustment. The adjustment is determined by multiplying the amount of the surrender or transfer from each accumulation period and interest rate by the following factor:

                          [(1 + a)/(1+b)](n-t)/12) - 1

where


    a     =   rate declared at beginning of the accumulation period
    b     =   rate then currently declared for an accumulation period
              equal to the time remaining in the guaranteed period, plus
              0.25%
    n     =   guaranteed period in months
    t     =   number of elapsed months (or portion thereof) in the
              guaranteed period

     If an Accumulation Period equal to the time remaining is not issued by the Company, the rate will be an interpolation between two available Accumulation Periods. If two such Periods are not available, we will use the rate for the next available Accumulation Period.

     Market Value Adjustments do not apply for full and partial surrenders or transfers requested within 30 days before the end of the accumulation period, nor in the calculation of any benefits paid upon the death of the Annuitant. Market Value Adjustments apply to benefits paid upon death of the Owner.

     Descriptions of the Guaranteed Interest Account are included in this Prospectus for the convenience of the purchaser. The Guaranteed Interest Account and its market value adjustment feature are described in a separate prospectus which accompanies this Prospectus. The general account of the Company is not registered under the Securities Act of 1933 or the Investment Company Act of 1940. Accordingly, the general account of the Company is not generally subject to the provisions of these Acts; however, disclosures regarding the general account of the Company may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. The staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus which relate to the Guaranteed Interest Account and the general account of the Company.

MORTALITY AND EXPENSE RISK CHARGE

     A daily charge will be deducted from the value of the net assets of the Variable Account to compensate the Company for mortality and expense risks assumed in connection with the Contract. The Mortality and Expense Risk charge is deducted at a current daily rate equivalent to an annual rate of 1.25 percent (and is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.35 percent) from the value of the net assets of the Separate Account. Of the
1.25 percent current charge, .80 percent is for assuming mortality risks (which is guaranteed not to exceed .90 percent), and .45 percent is for assuming expense risks. The daily charge will be deducted from the net asset value of the Variable Account, and therefore the Subaccounts, on each Business Day. These charges will not be deducted from the Guaranteed Interest Account. Where the previous day (or days) was not a Business Day, the deduction currently on the next Business Day will be 0.003425 percent (guaranteed not to exceed 0.003699 percent) multiplied by the number of days since the last Business Day.

     The Company believes that this level of charge is within the range of industry practice for comparable individual flexible payment variable annuity contracts.

     The mortality risk assumed by the Company is that Annuitants may live for a longer time than projected, and that an aggregate amount of annuity benefits greater than that projected will accordingly be payable. In making this projection, the Company has used the mortality rates from the 1983 Table "a" (discrete functions without projections for future mortality), with 3 1/2 percent interest. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges provided in the Contracts.

     The Company does not expect to make a profit from the mortality and expense risk charge. Should, however, the amount of the charge exceed the amount needed, the excess will be retained by the Company in its general account. Should the amount of the charge be inadequate, the Company will pay the difference out of its general account.

TAXES

     Currently, no charge will be made against the Variable Account for federal income taxes. The Company may, however, make such a charge in the future if income or gains within the Variable Account will incur any federal income tax liability. Charges for other taxes, if any, attributable to the Variable Account may also be made. (See "FEDERAL TAX STATUS" at page 28.)

INVESTMENT ADVISORY FEE

     Because the Variable Account purchases shares of the Funds, the net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by the Funds. The Company, as investment adviser to the MONY Series Fund, will receive a daily investment advisory fee at an annual rate of
0.50 percent of the first $400 million, 0.35 percent of the next $400 million, and 0.30 percent of the aggregate average daily net assets in excess of $800 million of the Intermediate Term Bond, Long Term Bond, and Government Securities Portfolios of the MONY Series Fund, and as investment adviser to the MONY Series Fund, the Company will receive a daily investment advisory fee at an annual rate of 0.40 percent of the first $400 million, 0.35 percent of the next $400 million, and 0.30 percent of the aggregate average daily net assets in excess of $800 million of the Money Market Portfolio of the MONY Series Fund.

     Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust a daily investment advisory fee at an annual rate of 0.80 percent of the first $400 million, 0.75 percent of the next $400 million, and 0.70 percent of the aggregate average daily net assets in excess of $800 million of the Equity and Managed Portfolios of the Accumulation Trust. OpCap Advisors, a subsidiary of Oppenheimer Capital, as sub-investment adviser to the Equity and Managed Portfolios of the Accumulation Trust, will receive from Enterprise Capital and not the Accumulation Trust .40 percent (0.30 percent of assets in excess of $1 billion) of the aggregate average daily net assets of the Equity Portfolio and .40 percent of the first $1 billion, .30 percent of the next $1 billion of assets, and .25 percent of assets in excess of $2 billion of the average daily net assets of the Managed Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust a daily investment advisory fee at an annual rate of 0.75 percent of the aggregate average daily net assets of the Small Company Value Portfolio of the Accumulation Trust. Gabelli Asset Management, Inc., as sub-investment adviser to the Small Company Value Portfolio of the Accumulation Trust, will receive from Enterprise Capital and not the Accumulation Trust, 0.40 percent of the first $1 billion and 0.30 percent of the aggregate average daily net assets in excess of $1 billion of the Small Company Value Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust a daily investment advisory fee at an annual rate of 0.60 percent of the aggregate average daily net assets of the High Yield Bond Portfolio and Caywood Scholl Capital Corporation, as sub-investment adviser to the High Yield Bond Portfolio, will receive from Enterprise Capital and not the Accumulation Trust, .30 percent of the first $100 million and 0.25 percent of the aggregate average daily net assets .in excess of $100 million of the High Yield Bond Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust will receive from the Accumulation Trust a daily investment advisory fee at an annual rate of .85 percent of the aggregate average daily net assets of the International Growth Portfolio, and Brinson Partners, as sub-investment adviser to the International Growth Portfolio, will receive from Enterprise Capital and not the Accumulation Trust, .45 percent (53% of the fee received by Enterprise Capital; the fee paid to Brinson Partners declines as assets exceed $100 million) of the aggregate average daily net assets of the International Growth Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust a daily investment advisory fee at an annual rate of 1.00 percent of the aggregate average daily net assets of the Small Company Growth Portfolio and Pilgrim Baxter & Associates, as sub-investment adviser to the Small Company Growth Portfolio, will receive from Enterprise Capital and not the Accumulation Trust,
0.65 percent of the first $50 million, 0.55 percent of the next $50 million, and
0.45 percent of the aggregate average daily net assets in excess of $100 million of the Small Company Growth Portfolio . Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust a daily investment advisory fee at an annual rate of 0.75 percent of the aggregate average daily net assets of the Equity Income Portfolio and 1740 Advisers, Inc., as sub-investment adviser to the Equity Income Portfolio, will receive from Enterprise Capital and not the Accumulation Trust, 0.30 percent of the first $100 million, 0.25 percent of the next $100 million, and 0.20 percent of the aggregate average daily net assets in excess of $200 million of the Equity Income Portfolio. Enterprise Capital, as invest ment adviser to the Accumulation Trust, will receive from the Accumulation Trust a daily investment advisory fee at an annual rate of 0.75 percent of the aggregate average daily net assets of the Growth and Income Portfolio and Retirement System Investors, Inc., as sub-investment adviser to the Growth and Income Portfolio, will receive from Enterprise Capital and not the Accumulation Trust, .0.30 percent of the first $100 million, 0.25 percent of the next $100 million, and 0.20 percent of the aggregate average daily net assets in excess of $200 million of the Growth and Income Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust a daily investment advisory fee at an annual rate of 0.75 percent of the aggregate average daily net assets of the Capital Appreciation Portfolio and Montag & Caldwell, Inc., as sub-investment adviser to the Capital Appreciation Portfolio, will receive from Enterprise Capital and not the Accumulation Trust, 0.30 percent of the first $1 billion and 0.20 percent of aggregate average daily net assets in excess of $1 billion of the Capital Appreciation Portfolio.

                               ANNUITY PROVISIONS

ANNUITY STARTING DATE

     Annuity payments under a Contract will begin on the Annuity Starting Date that is selected by the Owner at the time the Contract is applied for. The Annuity Starting Date chosen may be no earlier than the Contract Anniversary after the Annuitant's 10th birthday, and no later than the Contract Anniversary after the Annuitant's 95th birthday. The minimum number of years from the Contract Date to the Annuity Starting Date is 10. The Annuity Starting Date may be advanced to a date not earlier than the 10th Contract Anniversary or deferred from time to time by the Owner by written notice to the Company, provided that
(1) notice of such deferral or advance is received by the Company prior to the then current Annuity Starting Date, and (2) the new Annuity Starting Date is a date which is not later than the Contract Anniversary after the Annuitant's 95th birthday. A particular retirement plan may contain other restrictions.

     On the Annuity Starting Date, unless Settlement Option 3 or 3A is elected, the Contract's Cash Value less any taxes which may be imposed by an applicable state upon annuitization, will be applied to provide an annuity or any other option previously chosen by the Owner and permitted by the Company. If Settlement Option 3 or 3A is elected, the Contract's Fund Value (less any taxes which may be imposed by an applicable state upon annuitization) will be applied to provide an annuity. A supplementary contract will be issued, and that contract will set forth the terms of the settlement. No payments may be requested under the Contract's surrender provisions after the Annuity Starting Date, and no surrender will be permitted except as may be available under the Settlement Option elected.

     For Contracts issued in connection with retirement plans, reference should be made to the terms of the particular retirement plan for any limitations or restrictions on the Annuity Starting Date.

ELECTION AND CHANGE OF SETTLEMENT OPTION

     During the lifetime of the Annuitant and prior to the Annuity Starting Date, the Owner may elect one or more of the Settlement Options described below, or such other settlement option as may be agreed to by the Company. The Owner may also change any election, but written notice of an election or change of election must be received by the Company at its Operations Center prior to the Annuity Starting Date. If no election is in effect on the Annuity Starting Date, a lump sum payment will be deemed to have been elected.

     Settlement Options may also be elected by the Owner or the Beneficiary as provided in the Death Benefit and Surrender sections of this Prospectus. (See "Death Benefit" at page 18 and "Surrenders" at page 16.)

     Where applicable, reference should be made to the terms of a particular retirement plan and any applicable legislation for any limitations or restrictions on the options that may be elected.

SETTLEMENT OPTIONS

     Proceeds settled under the Settlement Options listed below or otherwise currently available will not participate in the investment experience of the Variable Account.

     Settlement Option 1 -- Interest Income: Interest on the proceeds at a rate (not less than 2 3/4 percent per year) set by the Company each year.

     Settlement Option 2 -- Income for Specified Period: Fixed monthly payments for a specified period of time, as elected. The payments may, at the Company's option, be increased by additional interest each year.

     Settlement Option 3 -- Single Life Income: Payments for the life of the payee and for a period certain. The period certain may be (a) 0 years, 10 years, or 20 years, or (b) the period required for the total income payments to equal the proceeds (refund period certain). The amount of the income will be determined by the Company on the date the proceeds become payable.

     Settlement Option 3A -- Joint Life Income: Payments during the joint lifetime of the payee and one other person, and during the lifetime of the survivor. The survivor's monthly income may be equal to either

(a) the income payable during the joint lifetime or (b) two-thirds of that income. If a person for whom this option is chosen dies before the first monthly payment is made, the survivor will receive proceeds instead under Settlement Option 3, with 10 years certain.

     Settlement Option 4 -- Income of Specified Amount: Income, of an amount chosen, for as long as the proceeds and interest last. The amount chosen to be received as income in each year may not be less than 10 percent of the proceeds settled. Interest will be credited annually on the amount remaining unpaid at a rate determined annually by the Company. This rate will not be less than 2 3/4 percent per year.

     The Contract contains annuity payment rates for Settlement Options 3 and 3A described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of the monthly fixed annuity payment, when this payment is based on minimum guaranteed interest as described in the Contract.

     The annuity payment rates may vary according to the Settlement Option elected and the age of the payee. The mortality table used in determining the annuity payment rates for Options 3 and 3A is the 1983 Table "a" (discrete functions, without projections for future mortality), with 3 percent interest.

     Under Settlement Option 3, if income based on the period certain elected is the same as the income provided by another available period or periods certain, the Company will deem the election to have been made of the longest period certain.

     In Qualified Plans, settlement options available to Owners may be restricted by the terms of the plans.

FREQUENCY OF ANNUITY PAYMENTS

     Annuity payments will be paid as monthly installments unless the payee requests quarterly, semiannual, or annual installments at the time the option is chosen. However, if the net amount available to apply under any Settlement Option under any circumstances is less than $1,000, the Company shall have the right to pay such amount in one lump sum. In addition, if the payments provided for would be less than $25, the Company shall have the right to change the frequency of payments to such intervals as will result in payments of at least $25.

ADDITIONAL PROVISIONS

     The Company may require proof of age of the Annuitant before making any life annuity payment provided for by the Contract. If the age of the Annuitant has been misstated, the amount payable will be the amount that the amount settled would have provided at the correct age. Once life income payments have begun, any underpayments will be made up in one sum with the next annuity payment; overpayments will be deducted from the future annuity payments until the total is repaid.

     The Contract must be returned to the Company upon any settlement. Prior to any settlement of a death claim, due proof of the Annuitant's death must be submitted to the Company.

     Where any benefits under the Contract are contingent upon the recipient's being alive on a given date, the Company may require proof satisfactory to it that such condition has been met.

     The Contracts described in this Prospectus contain annuity payment rates that distinguish between men and women. On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Because of this decision, the annuity payment rates applicable to Contracts purchased under an employment-related insurance or benefit program may in some cases not vary on the basis of the Annuitant's sex. Unisex rates to be provided by the Company will apply for Qualified Plans.

     Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, and any comparable state laws that may be applicable, on any employment-related plan for which a Contract may be purchased.

                                OTHER PROVISIONS

OWNERSHIP

     The Owner has all rights and may receive all benefits under the Contract. During the lifetime of the Annuitant (and the Secondary Annuitant if one has been named), the Owner shall be the person so designated in the application, unless changed, or unless a Successor Owner becomes the Owner. On and after the death of the Annuitant (and the Secondary Annuitant, if applicable), if the Beneficiary (or Successor Beneficiary, if one be named) is not then living, the Death Benefit shall be paid to the Annuitant's (or if the Annuitant is not then living and a Secondary Annuitant has been named and is not then living, the Secondary Annuitant's) executors or administrators, unless the Owner directed otherwise.

     The Owner may name a Successor Owner or a new Owner at any time. If the Owner dies, the Successor Owner, if living, becomes the Owner. Any request for change must be: (1) made in writing; and (2) received at the Company. The change will become effective as of the date the written request is signed. A new choice of Owner or Successor Owner will not apply to any payment made or action taken by the Company prior to the time a request for change is received. Owners should consult a competent tax advisor prior to changing Owners.

PROVISION REQUIRED BY SECTION 72(S) OF THE CODE

     If the Owner of a Non-Qualified Plan dies before the Annuity Starting Date and while the Annuitant is living, and if that Owner's surviving spouse is not the Successor Owner as of the date of that Owner's death (as evidenced by proof satisfactory to the Company), then the Contract will be surrendered as of the date of that death. If the Successor Owner is the Beneficiary, the surrender proceeds may, at the option of the Successor Owner, be paid over the life of the Successor Owner. Such payments must begin no later than one year after such date of death. If the Successor Owner is a surviving spouse, then the surviving spouse will be treated as the new Owner of the Contract. Under such circumstances, it shall not be necessary to surrender the Contract. If the spouse is not the Successor Owner and there is no designated beneficiary, the proceeds must be distributed within 5 years after the date of death. However, under the terms of the Contract, if the spouse is not the Successor Owner, the Contract will be surrendered as of the date of death and the proceeds will be paid to the Beneficiary. This provision shall not extend the term of the Contract beyond the date when death proceeds become payable.

     Further, if the Owner dies on or after the Annuity Starting Date, then any remaining portion of the proceeds will be distributed at least as rapidly as under the method of distribution being used as of the date of the Owner's death.

PROVISION REQUIRED BY SECTION 401(A)(9) OF THE CODE

     The entire interest of a Qualified Plan participant under the Contract will be distributed to the Owner or his/her Designated Beneficiary either by or beginning not later than April 1 of the calendar year following the calendar year in which the Qualified Plan Participant attains age 70 1/2. The period over which such distribution will be made is the life of such Participant or the lives of such Participant and Designated Beneficiary.

     Where distributions have begun in accordance with the previous paragraph and the Participant dies before the Owner's entire interest has been distributed to him/her, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of the Participant's death. If the Participant dies before the commencement of such distributions and there is no Designated Beneficiary, the Contract will be surrendered as of the date of death. The surrender proceeds must be distributed within 5 years after the date of death. But if there is a Designated Beneficiary, the surrender proceeds may, at the option of the Designated Beneficiary, be paid over the life of the Designated Beneficiary. In such case, distributions will begin not later than one year after the Participant's death. If the Designated Beneficiary is the surviving spouse of the Participant, the date on which the distributions will begin shall not be earlier than the date on which the Participant would have attained age 70 1/2. If the surviving spouse dies before distributions to him/her begin, the provisions of this paragraph shall be applied as if the surviving spouse were the Participant. If the Plan is an IRA under Section 408 of the Code, the surviving spouse may elect to forego distribution and treat the IRA as his/her own plan.

     It is the Owner's responsibility to assure that distribution rules imposed by the Code will be met. Qualified Plan Contracts include those qualifying for special treatment under Sections 401, 403, 408, and 408A of the Code.

SECONDARY ANNUITANT

     Except where the Contract is issued in connection with a Qualified Plan, a Secondary Annuitant may be designated by the Owner. Such designation may be made once before annuitization, either (1) in the application for the Contract, or
(2) after the Contract is issued, by written notice to the Company at its Operations Center. The Secondary Annuitant may be deleted by written notice to the Company at its Operations Center. A designation or deletion of a Secondary Annuitant will take effect as of the date the written election was signed. The Company, however, must first accept and record the change at its Operations Center. The change will be subject to any payment made by the Company or action taken by the Company before receipt of the notice at the Company's Operations Center. The Secondary Annuitant will be deleted from the Contract automatically by the Company as of the Contract Anniversary after the Secondary Annuitant's 95th birthday.

     On the death of the Annuitant, the Secondary Annuitant will become the Annuitant, under the following conditions:

          (1) the death of the Annuitant must have occurred before the Annuity Starting Date;

          (2) the Secondary Annuitant is living on the date of the Annuitant's death;

          (3) if the Annuitant was the Owner on the date of death, the Successor Owner must have been the Annuitant's spouse; and

          (4) if the Annuity Starting Date is later than the Contract Anniversary after the Secondary Annuitant's 95th birthday, the Annuity Starting Date will be automatically advanced to that Contract Anniversary.

     Effect of Secondary Annuitant's Becoming the Annuitant. If the Secondary Annuitant becomes the Annuitant at the death of the Annuitant, in accordance with the conditions specified above, the Death Benefit proceeds of the Contract will be paid to the Beneficiary only on the death of the Secondary Annuitant. However, if the Secondary Annuitant was also the beneficiary, then at the death of the Annuitant, the Secondary Annuitant will be given the option of receiving the death proceeds as beneficiary instead. If the Secondary Annuitant was the Beneficiary on the Annuitant's death, and the contract is to be continued, the Beneficiary will be changed automatically to the person who was the Successor Beneficiary on the date of death. If there was no Successor Beneficiary, then the Secondary Annuitant's executors or administrators, unless the Owner directed otherwise, will become the Beneficiary. All other rights and benefits under the Contract will continue in effect during the lifetime of the Secondary Annuitant as if the Secondary Annuitant were the Annuitant.

ASSIGNMENT

     The Company will not be bound by any assignment until the assignment (or a copy) is received by the Company at its Home Office. The Company is not responsible for assessing the validity or effect of any assignment. The Company shall not be liable as to any payment or other settlement made by the Company before receipt of the assignment.

     If the Contract is issued pursuant to certain retirement plans, then it may not be assigned, pledged or otherwise transferred except under such conditions as may be allowed under applicable law.

     Because an assignment may be a taxable event, a Owner should consult a competent tax advisor before assigning the Contract.

CHANGE OF BENEFICIARY

     So long as the Contract is in force, the Beneficiary or Successor Beneficiary may be changed by written request to the Company at its Operations Center in a form acceptable to the Company. The Contract need not be returned unless requested by the Company. The change will take effect as of the date the request is signed, whether or not the Annuitant is living when the request is received by the Company. The Company will not, however, be liable for any payment made or action taken before receipt and acknowledgement of the request at its Operations Center.

SUBSTITUTION OF SECURITIES

     If the shares of any Portfolio of the Funds should no longer be available for investment by the Variable Account or, if in the judgment of the Company's Board of Directors, further investment in shares of one or more of the Portfolios of the Funds should become inappropriate in view of the purposes of the Contract, the Company may substitute shares of another mutual fund for shares of the Funds already purchased or to be purchased in the future by Purchase Payments under the Contract. A substitution of securities in any Subaccount will take place only with prior approval of the Securities and Exchange Commission and under such requirements as it may impose.

MODIFICATION OF THE CONTRACTS

     Upon notice to the Owner, the Contract may be modified by the Company, but only if such modification (1) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company is subject or (2) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts or (3) is necessary to reflect a change in the operation of the Variable Account or the Subaccounts or the Guaranteed Interest Account or (4) provides additional Settlement Options or fixed accumulation options. In the event of any modification, the Company may make appropriate endorsement in the Contract to reflect such modification.

CHANGE IN OPERATION OF VARIABLE ACCOUNTS

     At the Company's election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of shares of the Funds held by the Subaccounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the Securities and Exchange Commission. In the event of any change in the operation of the Variable Account pursuant to this provision, the Company may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

                                 VOTING RIGHTS

     All of the assets held in the Subaccounts of the Variable Account will be invested in shares of the corresponding Portfolios of the Funds. The Company is the legal holder of those shares and as such has the right to vote to elect the Board of Directors of the MONY Series Fund or the Board of Trustees of the Accumulation Trust, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund, and to vote upon any other matter that may be voted upon at a shareholder's meeting. To the extent required by law, the Company will vote the shares of each of the Funds held in the Variable Account (whether or not attributable to Owners) at shareholder meetings of each of the Funds in accordance with the instructions received from Owners. The number of votes will be determined as of the record date selected by the Board of Directors or the Board of Trustees of the respective Fund. The Company will furnish Owners with the proper forms to enable them to give it these instructions. Currently, the Company may disregard voting instructions under the circumstances described in the following paragraph.

     The Company may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Portfolios of either or both of the Funds, or to approve or disapprove an investment adviser or principal underwriter for either or both of the Funds. In addition, the Company itself may disregard voting instructions that would require changes in the investment objectives or policies of any Portfolio or in an investment adviser or principal underwriter for either or both of the Funds, if the Company reasonably disapproves those changes in accordance with applicable federal regulations. If the Company does disregard voting instructions, it will advise Owners of that action and its reasons for the action in the next semiannual report to Owners.

     Each Owner will have the equivalent of one vote per $100 of value attributable to the Contract held in each Subaccount of the Variable Account, with fractional votes for amounts less than $100. For voting purposes, this value attributable to the Contract is equal to the Fund Value. These votes, represented as votes per $100 of value in each Subaccount of the Variable Account, are converted into a proportionate number of votes in shares of the corresponding Portfolio of each of the Funds. Shares of each of the Funds held in each Subaccount for which no timely instructions from Owners are received will be voted by the Company in the same proportion as those shares in that Subaccount for which instructions are received. Should applicable federal securities laws or regulations permit, the Company may elect to vote shares of each of the Funds in its own right.

     The number of shares of the corresponding Portfolio of one of the Funds in a Subaccount for which instructions may be given by an Owner is determined by dividing the portion of the value attributable to the Contract held in that Subaccount by the net asset value of one share in the corresponding Portfolio of the respective Fund. In other words, if the value attributable to the Contract held in the Subaccount were $540 and the net asset value of the respective Fund's shares of the Portfolio held in that Subaccount were $20 per share on the record date, then the Owner could issue instructions on 5.4 votes (representing votes per $100 of value attributable to the Contract held in the Subaccount), which would be converted into instructions on 27 shares of the respective Fund.

     Matters on which Owners may give voting instructions include the following:
(1) approval of any change in the Investment Advisory Agreement and Services Agreement, if any, for the Portfolio(s) of the Fund(s) corresponding to the Owner's selected Subaccount(s); (2) any change in the fundamental investment policies of the Portfolio(s) corresponding to the Owner's selected Subaccount(s); and (3) any other matter requiring a vote of the shareholders of either of the Funds. With respect to approval of the Investment Advisory Agreement or any change in a Portfolio's fundamental investment policies, Owners participating in that Portfolio will vote separately on the matter pursuant to the requirements of Rule 18f-2 under the 1940 Act.

                         DISTRIBUTION OF THE CONTRACTS

     MONY Securities Corp. ("MSC"), a New York corporation which is a wholly-owned subsidiary of MONY, will act as the principal underwriter of the Contracts, pursuant to an underwriting agreement with the Company. MSC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Contracts are sold by individuals who are registered representatives of MSC and who are also licensed as life insurance agents for the Company. The Contracts may also be sold through other broker-dealers authorized by MSC and applicable law to do so. Commissions and other expenses directly related to the sale of the Contract will not exceed 6.0 percent of Purchase Payments. Additional compensation may be paid for persistency, sales quality, and contract size and for other services not directly related to the sale of the Contract. Such services include the training of personnel and the production of promotional literature.

                               FEDERAL TAX STATUS

INTRODUCTION

     The Contracts described in this Prospectus are designed for use by retirement plans that may or may not qualify for favorable tax treatment under the provisions of Section 401, 403, 408(b), and 457 of the Code. The ultimate effect of federal income taxes on the value of the Contract's Fund Value, on annuity payments, and on the economic benefit to the Owner, the Annuitant, and the Beneficiary may depend upon the type of retirement plan for which the Contract is purchased and upon the tax and employment status of the individual concerned.

     The following discussion of the treatment of the Contracts and of the Company under the federal income tax laws is general in nature, is based upon the Company's understanding of current federal income tax laws, and is not intended as tax advice. Any person contemplating the purchase of a Contract should consult a qualified tax adviser. A more detailed description of the treatment of the Contract under federal income tax laws is contained in the Statement of Additional Information. THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING ANY TAX STATUS, FEDERAL, STATE, OR LOCAL, OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.

TAX TREATMENT OF THE COMPANY

     Under existing federal income tax laws, the income of the Variable Accounts, to the extent that it is applied to increase reserves under the Contracts, is substantially nontaxable to the Company.

TAXATION OF ANNUITIES IN GENERAL

     The Contracts offered by this Prospectus are designed for use in connection with Qualified Plans and Non-Qualified Plans. All or a portion of the contributions to such plans will be used to make Purchase Payments under the Contracts. In general, contributions to Qualified Plans and income earned on contributions to all plans are tax-deferred until distributed to plan participants or their beneficiaries. Such tax deferral is not, however, available for Non-Qualified Plans if the Owner is other than a natural person unless the contract is held as an agent for a natural person. Annuity payments made as retirement distributions under a Contract, except to the extent of participant (in the case of Qualified Plans) or Owner (in the case of Non-Qualified Plans) contributions, are generally taxable to the annuitant as ordinary income. Owners, Annuitants, and Beneficiaries should seek qualified advice about the tax consequences of distributions, withdrawals, and payments under the retirement plans in connection with which the Contracts are purchased.

     The Company will withhold and remit to the United States Government and, where applicable, to state governments part of the taxable portion of each distribution made under a Contract unless the Owner or Annuitant provides his or her taxpayer identification number to the Company and notifies the Company that he or she chooses not to have amounts withheld.

     Under the Technical and Miscellaneous Revenue Act of 1988 ("TAMRA"), for purposes of determining the amount includable in gross income with respect to distributions not received as an annuity, including deemed distributions resulting from gratuitous transfers, all annuity contracts issued by the same company to the same Owner during any 12 month period, other than those issued to qualified retirement plans, will be treated as one annuity contract. The IRS is given power to prescribe additional rules to prevent avoidance of this rule through serial purchases of contracts or otherwise. None of these rules is expected to affect tax-benefitted plans.

     Effective January 1, 1993, distributions of plan benefits from qualified retirement plans, other than individual retirement arrangements ("IRAs"), generally will be subject to mandatory federal income tax withholding unless they either are:

          1. Part of a series of substantially equal periodic payments (at least annually) for the participant's life or life expectancy, the joint lives or life expectancies of the participant and his/her beneficiary, or a period certain of not less than 10 years, or

          2. Required by the Code upon the participant's attainment of age 70 1/2 or death.

     Such withholding will apply even if the distribution is rolled over into another qualified plan, including an IRA. The withholding can be avoided if the participant's interest is directly transferred by the old plan to another eligible qualified plan, including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and excise tax penalties.

     Under the generation skipping transfer tax, the Company may be liable for payment of this tax under certain circumstances. In the event that the Company determines that such liability exists, an amount necessary to pay the generation skipping transfer tax may be subtracted from the death benefit proceeds.

RETIREMENT PLANS

     The Contracts described in this Prospectus currently are designed for use with the following types of retirement plans:

          (1) Pension and Profit-Sharing Plans established by business employers and certain associations, as permitted by Sections 401(a) and 401(k) of the Code, including those purchasers who would have been covered under the rules governing H.R. 10 (Keogh) Plans;

          (2) Individual Retirement Annuities permitted by Section 408(b) of the Code, including Simplified Employee Pensions established by employers pursuant to Section 408(k);

          (3) Deferred compensation plans provided by certain governmental entities under Section 457; and

          (4) Non-Qualified Plans.

     The tax rules applicable to participants in such retirement plans vary according to the type of plan and its terms and conditions. Therefore, no attempt is made herein to provide more than general information about the use of Contracts with the various types of retirement plans. Participants in such plans as well as Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these plans are subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contracts. The Company will provide purchasers of Contracts used in connection with Individual Retirement Annuities with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency. Any person contemplating the purchase of a Contract should consult a qualified tax adviser.

                                PERFORMANCE DATA

     From time to time the performance of one or more of the Subaccounts may be advertised. The performance data contained in these advertisements is based upon historical earnings and is not indicative of future performance. The data for each Subaccount reflects the results of the corresponding Portfolio of the Fund and recurring charges and deductions borne by or imposed on the Portfolio and the Subaccount. Set forth below for each Subaccount is the manner in which the data contained in such advertisements will be calculated.

     Money Market Subaccount. The performance data for this Subaccount will reflect the "yield" and "effective yield". The "yield" of the Subaccount refers to the income generated by an investment in the Subaccount over the seven day period stated in the advertisement. This income is "annualized", that is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly, but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.

     Subaccounts other than the Money Market Subaccount. The performance data for these Subaccounts will reflect the "yield" and "total return". The "yield" of each of these Subaccounts refers to the income generated by an investment in that Subaccount over the 30 day period stated in the advertisement and is the result of dividing that income by the value of the Subaccount. The value of each Subaccount is the average daily number of Units outstanding multiplied by the Unit Value on the last day of the period. The "yield" reflects deductions for all charges, expenses, and fees of both the Funds and the Variable Account other than the Surrender Charge. "Total return" for each of these Subaccounts refers to the return an Owner would receive during the period indicated if a $1,000 Purchase Payment was made the indicated number of years ago. It reflects historical investment results less charges and deductions of both the Funds and the Variable Account, including any Surrender Charge imposed as a result of the full Surrender, with the distribution being made in cash rather than in the form of one of the settlement options, at the close of the period for which the "total return" data is given. Total return data may also be shown assuming that the Contract continues in force (i.e., was not surrendered) beyond the close of the periods indicated, in which case that data would reflect all charges and deductions of both the Funds and the Variable Account other than the Surrender Charge. Returns for periods exceeding one year reflect the average annual total return for such period. In addition to the total return data described above based upon a $1,000 investment, comparable data may also be shown for an investment equal to the amount of the average purchase payment made by a purchaser of a Contract during the prior year.

     Non-Standardized Performance Data. From time to time, average annual total return or other performance data may also be advertised in non-standardized formats. Non-standard performance data will be accompanied by standard performance data, and the period covered or other non-standard features will be disclosed.

     In addition, reference in advertisements may be made to various indices, including, without limitation, the Standard & Poor's 500 Indices and the Lehman Brothers, Shearson, CDA/Wiesenberger, Russell, Merrill Lynch, and Wilshire indices, and to various ranking services, including, without limitation, the Lipper Annuity and Closed End Survey compiled by Lipper Analytical Services and the VARDS report compiled by Variable Annuity Research and Data Service in order to provide the reader a basis for comparison of performance.

                             ADDITIONAL INFORMATION

     This Prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The omitted information may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

     For further information with respect to the Company and the Contracts offered by this Prospectus, including the Statement of Additional Information (which includes financial statements relating to the Company), Owners and prospective investors may also contact the Company at its address or phone number set forth on the cover of this Prospectus for requesting such statement. The Statement of Additional Information is available from the Company without charge.

                               LEGAL PROCEEDINGS

     There are no legal proceedings to which the Variable Account is a party. The Company and the principal underwriter are engaged in various kinds of routine litigation which, in the opinions of the Company and the principal underwriter, are not of material importance in relation to the total capital and surplus of the Company or the principal underwriter.

                              FINANCIAL STATEMENTS

     The financial statements for the Company should be distinguished from the financial statements of the Variable Account and should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. The financial statements of the Company should not be considered as bearing on the investment performance of the assets held in the Variable Account. The financial statements of the Company and The Variable Account are included in the Statement of Additional Information.

                               TABLE OF CONTENTS

                                       OF

                      STATEMENT OF ADDITIONAL INFORMATION

                                  MAY 1, 1998

                            ITEM                              PAGE
                            ----                              ----
MONY Life Insurance Company of America......................    1
Legal Opinion...............................................    1
Independent Accountants.....................................    1
Federal Tax Status..........................................    1
Performance Data............................................    5
Financial Statements........................................  F-1

     If you would like to receive a copy of the MONY America Variable Account A Statement of Additional Information, please return this request to:

          MONY Life Insurance Company of America
        1740 Broadway
        New York, New York 10019

        Your name

        Address

        City State ____________ Zip  ______________

     Please send me a copy of the MONY America Variable Account A Statement of Additional Information.

Policy Bx-98

Form No. 1     SL (9/98)                                              333-

                                 THE MONYMASTER

                      STATEMENT OF ADDITIONAL INFORMATION
                            DATED SEPTEMBER 1, 1998

                          INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

                        MONY AMERICA VARIABLE ACCOUNT A

                                      AND

                     MONY LIFE INSURANCE COMPANY OF AMERICA

     This Statement of Additional Information is not a prospectus, but it relates to, and should be read in conjunction with, the prospectus dated September 1, 1998 for the Individual Flexible Payment Variable Annuity Contract ("Contract") issued by MONY Life Insurance Company of America ("Company"). The prospectus is available, at no charge, by writing the Company at 1740 Broadway, New York, New York 10019, Mail Drop 8-27 or by calling 1-800-487-6669.

                               TABLE OF CONTENTS

                            ITEM                              PAGE
                            ----                              ----
MONY Life Insurance Company of..............................    1
America Legal Opinion.......................................    1
Independent Accountants.....................................    1
Federal Tax Status..........................................    1
Performance Data............................................    5
Financial Statements........................................  F-1

     Form No. 1     SL (9/98)                                   333-

                     MONY LIFE INSURANCE COMPANY OF AMERICA

     MONY Life Insurance Company of America ("Company"), is a stock life insurance company organized in the state of Arizona. The Company is the corporate successor of Vico Credit Life Insurance Company, incorporated in Arizona on March 6, 1969, re-named Vico Life Insurance Company on July 7, 1972, and re-named Consumers National Life Insurance Company on December 22, 1977. The Mutual Life Insurance Company of New York ("MONY") purchased Consumers National Life Insurance Company on December 10, 1981 and changed the corporate name to MONY Life Insurance Company of America. The Company is currently licensed to sell life insurance in 49 states (not including New York), the District of Columbia, the U.S. Virgin Island, and Puerto Rico.

     MONY is a mutual life insurance company organized under the laws of the state of New York in 1842. The principal offices of both MONY and the Company are at 1740 Broadway, New York, New York 10019. MONY had consolidated assets at the end of 1997 of approximately $ 22.0 billion. As of December 31, 1997, MONY had approximately $133.2 million invested in the Company to support its insurance operations. MONY intends from time to time to make additional capital contributions to the Company as needed to enable it to meet its reserve requirements and expenses in connection with its business. Generally, MONY is under no obligation to make such contributions, and its assets do not back the benefits payable under the Contracts.

     In September 1997, MONY announced that it had begun the process of demutualization. If completed, it is not expected that demutualization will have any material effect on MONY America Variable Account A or the Contract.

     At May 1, 1998, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was A- (Excellent) based upon an analysis of financial condition and operating performance through the end of 1996. At the same date, the Company was rated A- on the same basis. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts.

     The Company has a service agreement with MONY whereby MONY provides the Company with such personnel, facilities, etc., as are reasonably necessary for the conduct of the Company's business. These services are provided on a cost reimbursement basis. The Company intends to administer the Contract itself utilizing the services provided by MONY as a part of the Service Agreement.

     During 1997, the Company paid MONY $57,527,856 for all services provided under the Service Agreement.

                                 LEGAL OPINION

     Legal matters relating to federal securities laws applicable to the issue and sale of the Contract and all matters of Arizona law pertaining to the Contract, including the validity of the Contract and the Company's right to issue the Contract, have been passed upon by Edward P. Bank, Esq., Vice President and Deputy General Counsel, MONY.

                            INDEPENDENT ACCOUNTANTS

     The audited financial statements of the Company and the Variable Account appearing on the following pages have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included herein in reliance on the reports of said firm given on the authority of that firm as experts in accounting and auditing. Coopers & Lybrand L.L.P.'s office is located at 1301 Avenue of the Americas, New York, New York 10019.

                                       (1)

                               FEDERAL TAX STATUS

INTRODUCTION

     The Contract is designed for use to fund retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code (the "Code"). The ultimate effect of federal income taxes on the Contract value, on annuity payments, and on the economic benefit to the Owner, Annuitant, or Beneficiary depends on the type of retirement plan for which the Contract is purchased and upon the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice.

     Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon the Company's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAXATION OF ANNUITIES IN GENERAL

     Section 72 of the Code governs taxation of annuities in general. Except in the case of certain corporate and other non-individual Owners, there are no income taxes on increases in the value of a Contract until a distribution occurs, in the form of a full surrender, a partial surrender, a death benefit, an assignment or gift of the Contract, or as annuity payments.

SURRENDERS, DEATH BENEFITS, ASSIGNMENTS AND GIFTS

     An Owner who fully surrenders his or her Contract is taxed on the portion of the payment that exceeds his or her cost basis in the Contract. For Non-Qualified Contracts, the cost basis is generally the amount of the Purchase Payments made for the Contract, and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Contracts, the cost basis is generally zero, except to the extent of non-deductible employee contributions, and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special elective 5-year (and, for certain eligible persons, 10-year) income averaging in the case of certain Qualified Contracts. A Beneficiary entitled to receive a lump sum death benefit upon the death of the Annuitant is taxed on the portion of the amount that exceeds the Owner's cost basis in the Contract. If the Beneficiary elects to receive annuity payments within 60 days of the Annuitant's death, different tax rules apply. (See "Annuity Payments" below.)

     Partial surrenders received under Non-Qualified Contracts prior to annuitization are first included in gross income to the extent Surrender Value exceeds Purchase Payments less prior non-taxable distributions, and the balance is treated as a non-taxable return of principal to the Owner. For partial surrenders under a Qualified Contract, payments are generally prorated between taxable income and non-taxable return of investment.

     There are special rules for Qualified Plans or contracts involving 85 percent or more employee contributions. Since the cost basis of Qualified Contracts is generally zero, however, partial surrender amounts will generally be fully taxed as ordinary income.

     An Owner who assigns or pledges a Non-Qualified Contract is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to surrenders. An Owner who gives away the Contract (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Contract.

ANNUITY PAYMENTS

     The non-taxable portion of each annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Contract bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at
                                       (2)
ordinary income rates. For Qualified Contracts, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the Annuitant lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Conversely, a tax deduction in the Annuitant's last taxable year, equal to the unrecovered cost basis, is available if the Annuitant does not live to life expectancy.

PENALTY TAX

     Payments received by Owners, Annuitants, and Beneficiaries under both Qualified and Non-Qualified Contracts may be subject to both ordinary income taxes and a penalty tax equal to 10 percent of the amount received that is includable in income. The penalty is not imposed on amounts received: (a) after the taxpayer attains age 59 1/2; (b) in a series of substantially equal payments made for life or life expectancy following separation from service; (c) after the death of the Owner (or, where the Owner is not a human being, the death of the Annuitant); (d) if the taxpayer is totally disabled; (e) upon early retirement under the plan after the taxpayer's attainment of age 55; or (f) which are used for certain medical care expenses. Exceptions (e) and (f) do not apply to Individual Retirement Accounts and Annuities and Non-Qualified Contracts. An additional exception for Non-Qualified Contracts is amounts received as an immediate annuity.

INCOME TAX WITHHOLDING

     The Company is required to withhold federal, and, where applicable, state, income taxes on taxable amounts paid under the Contract unless the recipient elects not to have withholding apply. The Company will notify recipients of their right to elect not to have withholding apply.

     Effective January 1, 1993, distributions of plan benefits from qualified retirement plans, other than individual retirement arrangements ("IRAs"), generally will be subject to mandatory federal income tax withholding unless they either are:

          1. Part of a series of substantially equal periodic payments (at least annually) for the participant's life or life expectancy, the joint lives or life expectancies of the participant and his/ her beneficiary, or a period certain of not less than 10 years, or

          2. Required by the Code upon the participant's attainment of age 70 1/2 or death.

     Such withholding will apply even if the distribution is rolled over into another qualified plan, including an IRA. The withholding can be avoided if the participant's interest is directly transferred by the old plan to another eligible qualified plan, including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and excise tax penalties.

DIVERSIFICATION STANDARDS

     The United States Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Secretary of the Treasury has issued certain regulations. Further regulations may be issued. The Fund is designed to be managed to meet the diversification requirements for the Contract as those requirements may change from time to time. The Company intends to satisfy those requirements so that the Contract will be treated as an annuity contract.

     The Secretary of the Treasury has announced that he expects to issue regulations or Revenue Rulings that will prescribe the circumstances in which an Owner's control of the investments of a segregated asset account may cause the Owner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulations or Revenue Rulings could impose requirements that are not reflected in the Contract. The Company, however, has reserved certain rights to alter the Contract and investment alternatives so as to comply with such regulations or Revenue Rulings. Since the regulations or Revenue Rulings have not been issued, there can be no assurance as to the content of such regulations or Revenue Rulings or even

                                       (3)
whether application of the regulations or Revenue Rulings will be prospective. For these reasons, Owners are urged to consult with their own tax advisers.

QUALIFIED PLANS

     The Contract is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Moreover, many of these tax rules were changed by the Tax Reform Act of 1986. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans as well as Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Contract in connection therewith. Purchasers of the Contract should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that plan.

H.R. 10 PLANS

     The Self-Employed Individuals Tax Retirement Act of 1962, as amended, which is commonly referred to as "H.R. 10," permits self-employed individuals to establish Qualified Plans for themselves and their employees. The tax consequences to participants under such plans depend upon the plan itself. In addition, such plans are limited by law to maximum permissible contributions, distribution dates, and tax rates applicable to distributions. In order to establish such a plan, a plan document, usually in prototype form pre-approved by the Internal Revenue Service, is adopted and implemented by the employer.

INDIVIDUAL RETIREMENT ACCOUNTS AND ANNUITIES

     Section 408 of the Code permits eligible individuals to contribute to individual retirement programs known as "Individual Retirement Accounts" and "Individual Retirement Annuities." These Individual Retirement Accounts and Annuities are subject to limitations on the amounts which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Account or Annuity.

CORPORATE PENSION AND PROFIT-SHARING PLANS

     Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contract to provide benefits under the plans.

CERTAIN GOVERNMENTAL ENTITIES

     Section 457 of the Code permits certain governmental entities to establish deferred contribution plans. Such deferred contribution plans may permit the purchase of the Contract to provide benefits under the plans.

                                       (4)

                                PERFORMANCE DATA

MONEY MARKET SUBACCOUNT

     For the seven-day period ended December 31, 1997, the yield was 4.03% and the effective yield was 4.11%.

     The yield is calculated by dividing the result of subtracting the value of one Unit at the end of the seven day period ("Seventh Day Value") from the value of one Unit at the beginning of the seven day period ("First Day Value") by the First Day Value (the resulting quotient being the "Base Period Return") and multiplying the Base Period Return by 365 divided by 7 to obtain the annualized yield.

     The effective yield was calculated by compounding the Base Period Return calculated in accordance with the preceding paragraph, adding 1 to the Base Period Return, raising that sum to a power equal to 365 divided by 7 and subtracting 1 from the result.

     As the Money Market Subaccount invests only in shares of the Money Market Portfolio of the Fund, the First Day Value reflects the per share net asset value of the Money Market Portfolio (which will normally be $1.00) and the number of shares of the Money Market Portfolio of the Fund held in the Money Market Subaccount. The Seventh Day Value reflects increases or decreases in the number of shares of the Money Market Portfolio of the Fund held in the Money Market Subaccount due to the declaration of dividends (in the form of shares and including dividends (in the form of shares) on shares received as dividends) of the net investment income and the daily charges and deductions from the Subaccount for mortality and expense risks and a deduction for the Annual Contract Charge imposed on each Contract Anniversary which has been pro-rated to reflect the shortened 7-day period and allocated to the Money Market Subaccount in the proportion that the total value of the Money Market Subaccount bore to the total value of the Variable Account at the end of the period indicated. Net investment income reflects earnings on investments less expenses of the Fund including the Investment Advisory Fee (which for calculating the yield and effective yield quoted above is assumed to be .40 percent, the fee which would be charged based upon the amount of assets under management on the last day of the period for which the quoted yield is stated). Not reflected in either the yield or effective yield are surrender charges, which will not exceed 7% of total Purchase Payments made in the Contract Year of surrender and the preceding 7 Contract Years.

                                       (5)

SUBACCOUNTS OTHER THAN MONEY MARKET SUBACCOUNT

TOTAL RETURN:

     The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming full surrender of the Contract for cash at the end of the period, for the periods indicated is shown in the table below. This table does not reflect the impact of the tax laws, if any, on total return as a result of the surrender.

                        MONY AMERICA VARIABLE ACCOUNT A

                                  TOTAL RETURN
                    (ASSUMING $1,000 PAYMENT AT BEGINNING OF
                     PERIOD AND SURRENDER AT END OF PERIOD)

                                                                                             FOR THE
                                                     FOR THE             FOR THE          PERIOD SINCE
                                                  1 YEAR ENDED        5 YEARS ENDED     INCEPTION THROUGH
                  SUBACCOUNT                    DECEMBER 31, 1997   DECEMBER 31, 1997   DECEMBER 31, 1997
                  ----------                    -----------------   -----------------   -----------------
Equity........................................        17.38%              17.10%              15.89%
Managed.......................................        35.97%              14.16%              14.96%
Small Cap.....................................        15.00%              17.29%              18.43%
International Growth..........................        -2.68%                N/A                6.85%
High Yield Bond...............................         5.39%                N/A               10.72%
Intermediate Term Bond........................        -0.31%               3.92%               6.04%
Long Term Bond................................         5.39%               7.17%               8.37%
Government Securities.........................        -0.88%                N/A                3.67%

---------------
MONY America Variable Account A commenced operations on November 25, 1987. Total return for the period since inception reflects the average annual total return since the inception (commencement of operations) of each of the respective Subaccounts, which is August 1988 for the Equity and Managed Subaccounts, September 1988 for the Small Cap Subaccount, January 1988 for the Intermediate Term Bond Subaccount, February 1988 for the Long Term Bond Subaccount, November 1994 for the Government Securities Subaccount, and November 1994 for the International Growth and for the High Yield Bond Subaccounts. Total return is not indicative of future performance.

     The table above assumes that a $1,000 payment was made to each Subaccount at the beginning of the period shown, that no further payments were made, that any distributions from the corresponding Portfolio of the Funds were reinvested, and that the Owner surrendered the Contract for cash, rather than electing commencement of annuity benefits in the form of one of the Settlement Options available, at the end of the period shown. The average annual total return percentages shown in the table reflect the historical rates of return, deductions for all charges, expenses, and fees of both the Funds (including the Investment Advisory Fees described in the Prospectus (see "Investment Advisory Fee" at page 23) and the Variable Account which would be imposed on the payment assumed, including a contingent deferred sales (Surrender) charge imposed as a result of the full surrender and a deduction for the Annual Contract Charge imposed on each Contract Anniversary and upon full surrender and allocated to each Subaccount in the proportion that the total value of that Subaccount bore to the total value of the Variable Account at the end of the period indicated.

                                       (6)

     The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming that the Contracts remain in force throughout the periods indicated, is shown in the table below.

                        MONY AMERICA VARIABLE ACCOUNT A

                                  TOTAL RETURN
                    (ASSUMING $1,000 PAYMENT AT BEGINNING OF
                    PERIOD AND CONTRACT CONTINUES IN FORCE)

                                                                                             FOR THE
                                                     FOR THE             FOR THE          PERIOD SINCE
                                                  1 YEAR ENDED        5 YEARS ENDED     INCEPTION THROUGH
                  SUBACCOUNT                    DECEMBER 31, 1997   DECEMBER 31, 1997   DECEMBER 31, 1997
                  ----------                    -----------------   -----------------   -----------------
Equity........................................        23.52%              17.51%              15.89%
Managed.......................................        41.98%              14.63%              14.96%
Small Cap.....................................        21.16%              17.69%              18.43%
International Growth..........................         3.60%                N/A                8.39%
High Yield Bond...............................        11.61%                N/A               12.12%
Intermediate Term Bond........................         5.94%               4.66%               6.04%
Long Term Bond................................        11.61%               7.81%               8.37%
Government Securities.........................         5.38%                N/A                5.36%

---------------
MONY America Variable Account A commenced operations on November 25, 1987. Total return for the period since inception reflects the average annual total return since the inception (commencement of operations) of each of the Subaccounts, which is August 1988 for the Equity and Managed Subaccounts, September 1988 for the Small Cap Subaccount, January 1988 for the Intermediate Term Bond Subaccount, February 1988 for the Long Term Bond Subaccount, November 1994 for the Government Securities Subaccount, and November 1994 for the International Growth and for the High Yield Bond Subaccounts. Total return is not indicative of future performance.

     The table above reflects the same assumptions and results as the table appearing on page 6, except that no contingent deferred sales (surrender) charge has been deducted. The data reflected in the table above reflects the average annual total return an Owner would have received during that period if he did not surrender his Contract.

     In addition to the average annual total returns shown above, average annual total returns may also be shown for the average purchase payment made by a purchaser of the Contract. For 1997, this amount was $25,000. The following tables show average annual total returns calculated on the same basis as the two tables above, except that the purchase payment is $25,000.

                                       (7)

                        MONY AMERICA VARIABLE ACCOUNT A

                                  TOTAL RETURN
                   (ASSUMING $25,000 PAYMENT AT BEGINNING OF
                     PERIOD AND SURRENDER AT END OF PERIOD)

                                                                                             FOR THE
                                                     FOR THE             FOR THE          PERIOD SINCE
                                                  1 YEAR ENDED        5 YEARS ENDED     INCEPTION THROUGH
                  SUBACCOUNT                    DECEMBER 31, 1997   DECEMBER 31, 1997   DECEMBER 31, 1997
                  ----------                    -----------------   -----------------   -----------------
Equity........................................        18.07%              17.68%              16.33%
Managed.......................................        36.58%              14.69%              15.34%
Small Cap.....................................        16.77%              18.76%                N/A
International Growth..........................        -2.31%                N/A                7.28%
High Yield Bond...............................         5.76%                N/A               11.14%
Intermediate Term Bond........................         0.11%               4.32%               6.34%
Long Term Bond................................         5.82%               7.55%               8.66%
Government Securities.........................        -0.42%                N/A                4.23%

---------------
MONY America Variable Account A commenced operations on November 25, 1987. Total return for the period since inception reflects the average annual total return since the inception (commencement of operations) of each of the Subaccounts, which is August 1988 for the Equity and Managed Subaccounts, September 1988 for the Small Cap Subaccount, January 1988 for the Intermediate Term Bond Subaccount, February 1988 for the Long Term Bond Subaccount, November 1994 for the Government Securities Subaccount, and November 1994 for the International Growth and for the High Yield Bond Subaccounts. Total return is not indicative of future performance.

                        MONY AMERICA VARIABLE ACCOUNT A

                                  TOTAL RETURN
                   (ASSUMING $25,000 PAYMENT AT BEGINNING OF
                    PERIOD AND CONTRACT CONTINUES IN FORCE)

                                                                                             FOR THE
                                                     FOR THE             FOR THE          PERIOD SINCE
                                                  1 YEAR ENDED        5 YEARS ENDED     INCEPTION THROUGH
                  SUBACCOUNT                    DECEMBER 31, 1997   DECEMBER 31, 1997   DECEMBER 31, 1997
                  ----------                    -----------------   -----------------   -----------------
Equity........................................        24.20%              18.08%              16.33%
Managed.......................................        42.59%              15.15%              15.34%
Small Cap.....................................        22.91%              19.14%              19.41%
International Growth..........................         3.96%                N/A                8.71%
High Yield Bond...............................        11.98%                N/A               12.44%
Intermediate Term Bond........................         6.36%               5.05%               6.34%
Long Term Bond................................        12.03%               8.18%               8.66%
Government Securities.........................         5.84%                N/A                5.77%

---------------
MONY America Variable Account A commenced operations on November 25, 1987. Total return for the period since inception reflects the average annual total return since the inception (commencement of operations) of each of the Subaccounts, which is August 1988 for the Equity and Managed Subaccounts, September 1988 for the Small Cap Subaccount, January 1988 for the Intermediate Term Bond Subaccount, February 1988 for the Long Term Bond Subaccount, November 1994 for the Government Securities Subaccount, and November 1994 for the International Growth and for the High Yield Bond Subaccounts. Total return is not indicative of future performance.

                                       (8)

30-DAY YIELD:

     The yield for the Intermediate Term Bond, Long Term Bond, Government Securities and High Yield Bond Subaccounts is shown in the table below.

                        MONY AMERICA VARIABLE ACCOUNT A

                            YIELD FOR 30-DAY PERIOD

                                                     INTERMEDIATE   LONG TERM   GOVERNMENT   HIGH YIELD
              YIELD FOR 30 DAYS ENDED                 TERM BOND       BOND      SECURITIES      BOND
              -----------------------                ------------   ---------   ----------   ----------
December 31, 1997..................................      4.78%        5.09%        4.43%        6.55%

---------------
The 30-day yield is not indicative of future results.

     For the Intermediate Term Bond, and Long Term Bond, Government Securities, and High Yield Bond Portfolios, net investment income is the net of interest earned on the obligation held by the Portfolio and expenses accrued for the period. Interest earned on the obligation is determined by (i) computing the yield to maturity based on the market value of each obligation held in the corresponding Portfolio at the close of business on the thirtieth day of the period (or as to obligations purchased during that 30-day period, based on the purchase price plus accrued interest); (ii) dividing the yield to maturity for each obligation by 360; (iii) multiplying that quotient by the market value of each obligation (including actual accrued interest) for each day of the subsequent 30-day month that the obligation is in the Portfolio; and (iv) totaling the interest on each obligation. Discount or premium amortization is recomputed at the beginning of each 30-day period and with respect to discount and premium on mortgage or other receivables-backed obligations subject to monthly payment of principal and interest, discount and premium is amortized on the remaining security, based on the cost of the security, to the weighted average maturity date, if available, or to the remaining term of the security, if the weighted average maturity date is not available. Gain or loss attributable to actual monthly paydowns is reflected as an increase or decrease in interest income during that period.

     The yield shown reflects deductions for all charges, expenses, and fees of both the Funds and the Variable Account other than the contingent deferred sales (surrender) charge. The surrender charge will not exceed 7% of total Purchase Payments made in the Contract Year of surrender and the preceding 7 Contract Years.

     Net investment income of the corresponding Portfolio less all charges and expenses imposed by the Variable Account is divided by the product of the average daily number of Units outstanding and the value of one Unit on the last day of the period. The sum of the quotient and 1 is raised to the 6th power, 1 is subtracted from the result, and then multiplied by 2.

YEAR TO DATE TOTAL RETURN:

     The tables below show total returns for the year to date (January 1, 1998 to February 13, 1998) which have not been annualized and which assume, respectively, a $1,000 and a $25,000 payment made at the beginning of the period and reflecting the same assumptions and results as the table appearing on page 5,

                                       (9)
except, in the case of the column headed "Contract Continues In Force", no contingent deferred sales (surrender) charge or annual contract charge has been deducted:

                        MONY AMERICA VARIABLE ACCOUNT A

                           YEAR TO DATE TOTAL RETURN
                         JANUARY 1 TO FEBRUARY 14, 1998
                (ASSUMING $1,000 PAYMENT AT BEGINNING OF PERIOD)

                                                           SURRENDER AT    CONTRACT CONTINUES
                       SUBACCOUNT                          END OF PERIOD        IN FORCE
                       ----------                          -------------   ------------------
Equity...................................................      -3.22%             3.78%
Managed..................................................      -4.09%             4.02%
Small Cap................................................      -2.91%             4.01%
International Growth.....................................      -1.29%             5.35%
High Yield Bond..........................................      -3.77%             2.90%
Intermediate Term Bond...................................      -5.52%             1.20%
Long Term Bond...........................................      -5.41%             1.31%
Government Securities....................................      -5.92%             0.86%

                        MONY AMERICA VARIABLE ACCOUNT A

                           YEAR TO DATE TOTAL RETURN
                         JANUARY 1 TO FEBRUARY 14, 1998
               (ASSUMING $25,000 PAYMENT AT BEGINNING OF PERIOD)

                                                           SURRENDER AT    CONTRACT CONTINUES
                       SUBACCOUNT                          END OF PERIOD        IN FORCE
                       ----------                          -------------   ------------------
Equity...................................................      -2.52%             3.78%
Managed..................................................      -2.33%             4.02%
Small Cap................................................      -2.29%             4.01%
International Growth.....................................      -0.93%             5.35%
High Yield Bond..........................................      -3.40%             2.90%
Intermediate Term Bond...................................      -5.11%             1.20%
Long Term Bond...........................................      -4.99%             1.31%
Government Securities....................................      -5.45%             0.86%

OTHER NON-STANDARDIZED PERFORMANCE DATA:

     From time to time, average annual total return or other performance data may also be advertised in non-standardized formats. Non-standard performance data will be accompanied by standard performance data, and the period covered or other non-standard features will be disclosed.

                              FINANCIAL STATEMENTS

     The financial statements of the Company should be distinguished from the financial statements of the Variable Account. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                      (10)

             FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS
                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
With respect to MONY America Variable Account A
  Report of Independent Accountants.........................  F-
  Statements of assets and liabilities as of December 31,
     1997...................................................  F-
  Statements of operations for the year ended December 31,
     1997...................................................  F-
  Statements of changes in net assets for the years ended
     December 31, 1997 and 1996.............................  F-
  Notes to financial statements.............................  F-
With respect to MONY Life Insurance Company of America:
  Report of Independent Accountants.........................  F-
  Balance Sheets as of December 31, 1997 and 1996...........  F-
  Statements of operations for the years ended December 31,
     1997 and 1996..........................................  F-
  Statements of capital and surplus for the years ended
     December 31, 1997 and 1996.............................  F-
  Statements of cash flows for the years ended December 31,
     1997 and 1996..........................................  F-
  Notes to financial statements.............................  F-

                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) The following Financial Statements are included in this Registration
Statement:

          (1) With respect to MONY America Variable Account A:

             (a) Report of Independent Accountants;

             (b) Statements of assets and liabilities as of December 31, 1997;

             (c) Statements of operations for the year ended December 31, 1997;

             (d) Statements of changes in net assets for the years ended December 31, 1997 and 1996.

          (2) With respect to MONY Life Insurance Company of America:

             (a) Report of Independent Accountants.

             (b) Balance sheets as of December 31, 1997 and 1996.

             (c) Statements of operations for the years ended December 31, 1997 and 1996.

             (d) Statements of capital and surplus for the years ended December 31, 1997 and 1996.

             (e) Statements of cash flows for the years ended December 31, 1997 and 1996.

     (b) EXHIBITS

          (1) Resolutions of Board of Directors of MONY Life Insurance Company of America ("Company") authorizing the establishment of MONY America Variable Account A ("Variable Account"), adopted March 27, 1987, filed as
     Exhibit 1 of Registration Statement Nos. 33-14362 and 811-5166, dated May 18, 1987, is incorporated herein by reference.

          (2) Not applicable.

          (3)(a) Distribution Agreement among MONY Life Insurance Company of America, MONY Securities Corp., and MONY Series Fund, Inc., filed as
     Exhibit 3(a) of Post-Effective Amendment No. 3, dated February 28, 1991, to Registration Statement No. 33-20453, is incorporated herein by reference.

          (b) Specimen Agreement with Registered Representatives, filed as
     Exhibit 3(b) of Pre-Effective Amendment No. 1, dated December 17, 1990, to Registration Statement Nos. 33-37722 and 811-6216, is incorporated herein by reference.

          (c) Specimen Agreement (Career Contract) between the Company and selling agents (with Commission Schedule), filed as Exhibit 3(c) of Pre-Effective Amendment No. 1, dated October 26, 1987, to Registration Statement Nos. 33-14362 and 811-5166, is incorporated herein by reference.

          (4) Proposed forms of Flexible Payment Variable Annuity Contracts, filed herewith

          (5) Proposed form of Application for Flexible Payment Variable Annuity Contract, to be filed by amendment.

          (6) Articles of Incorporation and By-Laws of the Company, filed as Exhibits 6(a) and 6(b), respectively, of Registration Statement No. 33-13183, dated April 6, 1987, is incorporated herein by reference.

          (7) Not applicable.

          (8) Not applicable.

          (9) Opinion and Consent to be filed by amendment.

          (10) Consent of Coopers & Lybrand L.L.P., Independent Accountants for MONY America Variable Account A, to be filed by amendment.

          Consent of Coopers & Lybrand L.L.P., Independent Accountants for MONY Life Insurance Company of America, to be filed by amendment

          (11) Not applicable.

          (12) Not applicable.

          (13) Calculation of Performance Data, filed as Exhibit 13 of Post Effective Amendment No. 20, dated March 2, 1998 to Registration Statement No. 33-20453, is incorporated herein by reference.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                    NAME                            POSITION AND OFFICES WITH DEPOSITOR
                    ----                            -----------------------------------
Michael I. Roth..............................  Director, Chairman and Chief Executive
                                               Officer
Samuel J. Foti...............................  Director, President and Chief Operating
                                               Officer
Kenneth M. Levine............................  Director and Executive Vice President
Richard E. Connors...........................  Director
Richard Daddario.............................  Director, Vice President, and Controller
Philip A. Eisenberg..........................  Director, Vice President, and Actuary
Margaret G. Gale.............................  Director and Vice President
Stephen J. Hall..............................  Director
Charles P. Leone.............................  Director, Vice President and Chief Corporate
                                                 Compliance Officer
Sam Chiodo...................................  Vice President
William D. Goodwin...........................  Vice President
Edward E. Hill...............................  Vice President-Compliance Officer
Evelyn L. Peos...............................  Vice President
Michael Slipowitz............................  Vice President
David S. Waldman.............................  Secretary
David V. Weigel..............................  Treasurer

     The business address for all officers and directors of MONY America is 1740 Broadway, New York, New York 10019.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of MONY Life Insurance Company of America, a wholly-owned subsidiary of The Mutual Life Insurance Company of New York ("MONY").

     The following is a diagram showing all corporations directly or indirectly controlled by or under common control with MONY Life Insurance Company of America, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship. (See diagram on following page.) Omitted from the diagram are subsidiaries of MONY that, considered in the aggregate, would not constitute a "significant subsidiary" (as that term is defined in Rule 8b-2 under Section 8 of the Investment Company Act of 1940) of MONY.

                                                            organizational chart

ITEM 27.  NUMBER OF CONTRACT OWNERS:

     As of December 31, 1997 MONY America Variable Account A had 95,307 owners of Contracts.

ITEM 28.  INDEMNIFICATION

     The By-Laws of MONY Life Insurance Company of America provide, in Article VI as follows:

     SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

     SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) MONY Securities Corp. ("MSC") is the principal underwriter of the Registrant and the Fund. The Mutual Life Insurance Company of New York ("MONY") also acts as sub-investment adviser to the Fund through a services agreement.

     (b) The names, titles, and principal business addresses of the officers of MONY and MSC are listed on Schedules A and D of the respective Forms ADV for MONY (Registration No. 801-13564), as filed with the Commission on December 20, 1977 and as amended, and on Schedule A of Form BD for MSC (Registration No. 8-15289) as filed with the Commission on November 23, 1969 and as amended and on the individual officer's Form U-4, the texts of which are hereby incorporated by reference.

     (c) The following table sets forth commissions and other compensation received by each principal underwriter, directly or indirectly, from MONY America Variable Account A during fiscal year 1996 and 1995:

                                           NET
                                       UNDERWRITING
                                      DISCOUNTS AND      COMPENSATION      BROKERAGE         OTHER
              NAME OF                  COMMISSIONS      ON REDEMPTION     COMMISSIONS     COMPENSATION
             PRINCIPAL                --------------    --------------    ------------    ------------
            UNDERWRITER               1996     1997     1996     1997     1996    1997    1996    1997
            -----------               -----    -----    -----    -----    ----    ----    ----    ----
MONY Securities Corp................    0        0        0        0       0       0       0       0

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     Accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by MONY Life Insurance Company of America, in whole or in part, at its principal offices at 1740 Broadway, New York, New York 10019, at its Operations Center at 1 MONY Plaza, Syracuse, New York 13202 or at its Marketing Center at 1740 Broadway, New York, New York 10019.

ITEM 31.  MANAGEMENT SERVICES

     Not applicable.

ITEM 32.  UNDERTAKINGS

     (a) Registrant hereby undertakes to file post-effective amendments to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

     (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                   REPRESENTATIONS RELATING TO SECTION 26 OF
                       THE INVESTMENT COMPANY ACT OF 1940

     Registrant and MONY Life Insurance Company of America represent that the fees and charges deducted under the Contract, the the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by MONY Life Insurance Company of America.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, MONY America Variable Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York and the State of
New York, on this   th day of             , 1998.

                                          MONY America Variable Account A
                                          (Registrant)

                                          MONY Life Insurance Company of America
                                          (Depositor)

                                          By:      /s/ MICHAEL I. ROTH
                                            ------------------------------------
                                                 Michael I. Roth, Director
                                               Chairman and Chief Executive
                                                 Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                       SIGNATURE                                     DATE
                       ---------                                     ----

                  /s/ MICHAEL I. ROTH                       , 1998
--------------------------------------------------------
                    Michael I. Roth
       Director, Chairman of the Board, and Chief
                   Executive Officer

                   /s/ SAMUEL J. FOTI                       , 1998
--------------------------------------------------------
                     Samuel J. Foti
             Director, President, and Chief
                   Operating Officer

                  /s/ RICHARD DADDARIO                      , 1998
--------------------------------------------------------
                    Richard Daddario
        Director, Vice President, and Controller
     (Principal, Financial, and Accounting Officer)

                 /s/ KENNETH M. LEVINE                      , 1998
--------------------------------------------------------
                   Kenneth M. Levine
         Director and Executive Vice President

                  /s/ MARGARET G. GALE                      , 1998
--------------------------------------------------------
                    Margaret G. Gale
              Director and Vice President

                       SIGNATURE                                     DATE
                       ---------                                     ----
                 /s/ RICHARD E. CONNORS                     , 1998
--------------------------------------------------------
                   Richard E. Connors
                        Director

                  /s/ STEPHEN J. HALL                       , 1998
--------------------------------------------------------
                    Stephen J. Hall
                        Director

                  /s/ CHARLES P. LEONE                      , 1998
--------------------------------------------------------
                    Charles P. Leone
              Director and Vice President

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
  (4)         Form of Flexible Payment Variable Annuity Contract